Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2019

November 7, 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (this “MD&A”) provides a review of the results of operations, financial condition and cash flows for The Stars Group Inc. on a consolidated basis for the three and nine months ended September 30, 2019. References to “The Stars Group” or the “Corporation” in this MD&A refer to The Stars Group Inc. and its subsidiaries or any one or more of them, unless the context requires otherwise. This document should be read in conjunction with the information contained in the Corporation’s unaudited interim condensed consolidated financial statements and related notes for the three and nine months ended September 30, 2019 (the “Q3 2019 Financial Statements”), the Corporation’s audited consolidated financial statements and related notes for the year ended December 31, 2018 (the “2018 Annual Financial Statements”) and Management’s Discussion and Analysis thereon (the “2018 Annual MD&A”), and the Corporation’s annual information form for the year ended December 31, 2018 (the “2018 Annual Information Form” and together with the 2018 Annual Financial Statements and 2018 Annual MD&A, the “2018 Annual Reports”). These documents and additional information regarding the business of the Corporation are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, and the Corporation’s website at www.starsgroup.com.

For reporting purposes, the Corporation prepared the Q3 2019 Financial Statements in U.S. dollars and, unless otherwise indicated, in conformity with International Accounting Standard 34—Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial information contained in this MD&A was derived from the Q3 2019 Financial Statements. The results of operations for the three and nine months ended September 30, 2019 were prepared following the Corporation’s adoption of IFRS 16, Leases (“IFRS 16”) and, consistent with the transition method it chose, comparative information has not been restated. See note 15 of the Q3 2019 Financial Statements. Unless otherwise indicated, all references to “USD” and “$” are to U.S. dollars, “EUR” or “€” are to European Euros, “GBP” or “£” are to British pound sterling, “CDN” or “CDN $” are to Canadian dollars and “AUD” or “AUD $” are to Australian dollars. All percent (%) changes are calculated as the current period amount minus the prior period amount and then divided by the prior period amount and use rounded figures except for gross profit margin, Adjusted EBITDA Margin, QAU, QNY, Net Deposits, Betting Net Win Margin (each as defined below) and per share amounts, which are calculated using unrounded figures. Unless otherwise indicated, all references to a specific “note” refer to the notes to the Q3 2019 Financial Statements.

As at September 30, 2019, the Corporation had three reporting segments, “International”, “United Kingdom” and “Australia”, each with certain major lines of operations, and a “Corporate” cost center, all as further described below. The International segment currently includes the business operations of Stars Interactive Group (i.e., PokerStars, PokerStars Casino, BetStars, Full Tilt and their related brands) and FOX Bet and its related brands, the United Kingdom segment currently includes the business operations of Sky Betting & Gaming (i.e., Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, Sky Poker, Oddschecker and their related brands) and the Australia segment currently includes the business operations of BetEasy (each as defined below). See “Segment Results of Operations” below and note 5 of the Q3 2019 Financial Statements for additional information on the Corporation’s reporting segments.

As at September 30, 2019, the Corporation had up to four major lines of operations within each of its reporting segments, as applicable: real-money online poker (“Poker”), real-money online betting (“Betting”), real-money online casino and, where applicable, bingo (collectively, “Gaming”), and other gaming-related revenue, including, without limitation, revenue from social and play-money gaming, live poker events, branded poker rooms, Oddschecker and other nominal sources of revenue, as applicable (collectively, “Other”). As it relates to these lines of operations, online revenue includes revenue generated through the Corporation’s online, mobile and desktop client platforms, as applicable.

For purposes of this MD&A: (i) the term “gaming license” refers collectively to all the different licenses, consents, permits, authorizations, and other regulatory approvals that are necessary to be obtained in order for the recipient to lawfully conduct (or be associated with) gaming in a particular jurisdiction; and (ii) unless the context requires otherwise or otherwise defined (particularly as it relates to the Gaming line of operation as used in this MD&A and the Q3 2019 Financial Statements, which currently only includes real-money online casino and, where applicable, bingo revenue), all references in this MD&A to “gaming” include all online gaming (e.g., poker, casino and bingo) and betting.

Unless otherwise stated, in preparing this MD&A the Corporation has considered information available to it up to November 7, 2019, the date the Corporation’s board of directors (the “Board”) approved this MD&A and the Q3 2019 Financial Statements.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A, the Q3 2019 Financial Statements and the 2018 Annual Reports contain certain information that may constitute forward-looking information and statements (collectively, “forward-looking statements”) within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including financial and operational expectations and projections, such as certain future operational and growth plans and strategies. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect the Corporation and its customers, partners, suppliers and industries in which it operates or may operate in the future. Although the Corporation and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates as at the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions. For example, see “Non-IFRS Measures, Key Metrics and Other Data”, “Overview and Outlook”, “Liquidity and Capital Resources” and “Recent Accounting Pronouncements”.
Specific factors and assumptions include the following: customer and operator preferences and changes in the economy; reputation and brand growth; competition and the competitive environment within addressable markets and industries; macroeconomic conditions and trends in the gaming industry; ability to predict fluctuations in financial results from quarter to quarter; ability to mitigate tax risks and adverse tax consequences, including changes in tax laws or administrative policies relating to tax and the imposition of new or additional taxes, such as value-added (“VAT”), other point of consumption taxes, corporate tax, and gaming duties; the Corporation’s exposure to greater than anticipated tax liability; the Corporation’s substantial indebtedness requires that it use a significant portion of its cash flow to make debt service payments; impact of inability to complete future or announced acquisitions, dispositions, mergers or other business combinations, such as the Combination (as defined below) with Flutter Entertainment plc (“Flutter”), or to integrate businesses successfully, including Sky Betting & Gaming and BetEasy; the risk that the Combination may not complete on the anticipated terms and timing, if at all, or a condition to completing the Combination may not be satisfied; the ability to obtain the required regulatory approvals with respect to the Combination, or the potential imposition by applicable regulators of conditions to obtain such regulatory approvals that adversely affect the anticipated benefits from the Combination or cause the Corporation or Flutter to abandon the same; potential litigation relating to the Combination that could be instituted against the Corporation and/or its directors; contractual relationships of The Stars Group with FOX Corporation (“FOX”) and Sky plc and/or their respective subsidiaries; an ability to realize all or any of the Corporation’s estimated synergies and cost savings in connection with acquisitions, including the Acquisitions (as defined below); bookmaking risks; an ability to realize projected financial increases attributable to acquisitions and the Corporation’s business strategies; ability to mitigate foreign exchange and currency risks; potential changes to the gaming regulatory framework, including without limitation, those that may impact the Corporation’s ability to access and operate in certain jurisdictions, whether directly or through arrangements with locally based operators; the heavily regulated industry in which the Corporation carries on its business; risks associated with interactive entertainment and online and mobile gaming generally; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to offer, operate and market its product offerings, including difficulties or delays in the same; significant barriers to entry; current and future laws or regulations and new interpretations of existing laws or regulations, or potential prohibitions, with respect to interactive entertainment or online gaming or activities related to or necessary for the operation and offering of online gaming; legal and regulatory requirements; risks of foreign operations generally; risks associated with advancements in technology, including artificial intelligence; ability to develop and enhance existing product offerings and new commercially viable product offerings; ability of technology infrastructure to meet applicable demand and reliance on online and mobile telecommunications operators; systems, networks, telecommunications or service disruptions or failures or cyber-attacks and failure to protect customer data, including personal and financial information; regulations and laws that may be adopted with respect to the Internet and electronic commerce or that may otherwise impact the Corporation in the jurisdictions where it is currently doing business or intends to do business, particularly those related to online gaming or that could impact the ability to provide online product offerings, including as it relates to payment processing; ability to obtain additional financing or to complete any refinancing on reasonable terms or at all; the Corporation’s secured credit facilities contain covenants and other restrictions that may limit its flexibility in operating its business; ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel; defects in product offerings; losses due to fraudulent activities; management of growth; contract awards; potential financial opportunities in addressable markets and with respect to individual contracts; dependency on customers’ acceptance of its product offerings; consolidation within the gaming industry; litigation costs and outcomes; expansion within existing and into new markets; relationships with vendors and distributors; counterparty risks; failure of systems and controls of the Corporation to restrict access to its products; reliance on scheduling and live broadcasting of major sporting events; and natural events. These factors are not intended to represent a complete list of the factors that could affect the Corporation; however, these factors, as well as those risk factors presented under the heading “Risk Factors and Uncertainties” in the 2018 Annual Information Form, elsewhere in this MD&A and the 2018 Annual Reports and in other filings that The Stars Group has made and may make in the future with applicable securities authorities, should be considered carefully.

The foregoing list of important factors and assumptions may not contain all the material factors and assumptions that are important to shareholders and investors. Shareholders and investors should not place undue reliance on forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. Unless otherwise indicated by the Corporation, forward-looking statements in this MD&A describe the Corporation’s expectations as at November 7, 2019, and, accordingly, are subject to change after such date. The Corporation does not undertake to update or revise any forward-looking statements to reflect events and circumstances after the date hereof or to reflect the occurrence of unanticipated events, except in accordance with applicable securities laws.

RISK FACTORS AND UNCERTAINTIES

Certain factors may have a material adverse effect on the Corporation’s business, financial condition and results of operations. Current and prospective investors should carefully consider the risks and uncertainties and other information contained in this MD&A, the Q3 2019 Financial Statements and the 2018 Annual Reports, particularly under the heading “Risk Factors and Uncertainties” in the 2018 Annual Information Form, and in other filings that the Corporation has made and may make in the future with applicable securities authorities, including those available on SEDAR at www.sedar.com, EDGAR at www.sec.gov or The Stars Group’s website at www.starsgroup.com. The risks and uncertainties described herein and therein are not the only ones the Corporation may face. Additional risks and uncertainties that the Corporation is unaware of, or that the Corporation currently believes are not material, may also become important factors that could adversely affect the Corporation’s business. If any of such risks actually occur, the Corporation’s business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the trading price of the common shares of the Corporation (the “Common Shares”) (or the value of any other securities of the Corporation) could decline, and the Corporation’s securityholders could lose part or all of their investment.

NON-IFRS MEASURES, KEY METRICS AND OTHER DATA

This MD&A references non-IFRS financial measures and key metric operational performance measures, including those under the headings “Consolidated Results of Operations and Cash Flows”, “Segment Results of Operations” and “Reconciliations” below. The Corporation believes these measures and metrics will provide investors with useful supplemental information about the financial and operational performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business, identifying and evaluating trends, and making decisions. The Corporation believes that such non-IFRS financial measures provide useful information about its underlying, core operating results and trends, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to metrics and measures used by management in its financial and operational decision-making.

Although management believes these non-IFRS financial measures and key metrics are important in evaluating the Corporation, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. They are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS. These measures may be different from non-IFRS financial measures and key metrics used by other companies and may not be comparable to similar meanings prescribed by other companies, limiting their usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for period-over-period comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on the Corporation’s operating results.

Non-IFRS Measures

The Corporation presents the following non-IFRS measures in this MD&A, reconciliations of which to their nearest IFRS measures are provided, as applicable, under “Reconciliations” below:

Adjusted EBITDA

The Corporation defines Adjusted EBITDA as net earnings before financial expenses, income tax expense (recovery), depreciation and amortization, stock-based compensation, restructuring, net earnings (loss) on associate and certain other items as set out in the reconciliation tables under “Reconciliations” below.

The Corporation believes Adjusted EBITDA is a useful performance measure as it provides information regarding the Corporation’s ongoing core operating activities and trends in underlying performance and growth, and is used by management primarily to forecast and budget the allocation of applicable resources, particularly in light of its current strategic initiatives, including its geographic and product expansion strategy.

Adjusted EBITDA Margin

The Corporation defines Adjusted EBITDA Margin as Adjusted EBITDA as a proportion of total revenue.

The Corporation believes Adjusted EBITDA Margin is a useful performance measure as it is representative of the Corporation’s ongoing core business activities and assists management in monitoring the impact of any significant change in revenue generation (e.g., as a result of geographic or product changes, sporting results or seasonality) or costs (e.g., a change in gaming duty rates or gaming regulatory fees or costs) on the Corporation’s operating performance.

Adjusted Net Earnings

The Corporation defines Adjusted Net Earnings as net earnings before interest accretion, amortization of intangible assets resulting from purchase price allocations following acquisitions, stock-based compensation, restructuring, the re-measurement of contingent consideration, the re-measurement of embedded derivatives, ineffectiveness on cash flow hedges, certain non-recurring tax adjustments and settlements, net earnings (loss) on associate, and certain other items as set out in the reconciliation tables under “Reconciliations” below. Each adjustment to net earnings is then adjusted for the tax impact, where applicable, in the respective jurisdiction to which the adjustment relates.

The Corporation believes Adjusted Net Earnings is also a useful performance measure as, similar to Adjusted EBITDA, it provides meaningful information relating to the Corporation’s trends in underlying performance and growth, but it also takes into account the Corporation’s current capital structure, the impact of its geographic diversity on taxes and its historical investments in technology.

Adjusted Diluted Net Earnings per Share

The Corporation defines Adjusted Diluted Net Earnings per Share as Adjusted Net Earnings attributable to the Shareholders of The Stars Group Inc. divided by Diluted Shares. Diluted Shares means the weighted average number of Common Shares on a fully diluted basis, including options, other equity-based awards such as warrants and any convertible preferred shares of the Corporation (the “Preferred Shares”) then outstanding. The effects of anti-dilutive potential Common Shares are ignored in calculating Diluted Shares. Diluted Shares used in the calculation of diluted earnings per share may differ from diluted shares used in the calculation of Adjusted Diluted Net Earnings per Share where the dilutive effects of the potential Common Shares differ. See note 8 in the Q3 2019 Financial Statements. For the three and nine months ended September 30, 2019, Diluted Shares used for the calculation of Adjusted Diluted Net Earnings per Share equaled 288,759,876 and 281,853,401, respectively, compared with 269,526,633 and 232,640,294 for the prior year periods, respectively.

The Corporation believes Adjusted Diluted Net Earnings per Share is a useful measure for the same reasons as Adjusted Net Earnings as well as providing a per share measure that factors in the dilutive effect of the Corporation’s outstanding equity and equity-based awards and instruments.

Constant Currency Revenue

The Corporation defines Constant Currency Revenue as IFRS reported revenue for the relevant period calculated using the applicable prior year period’s monthly average exchange rates for its local currencies other than the U.S. dollar. Currently, the Corporation provides Constant Currency Revenue for the International segment and its applicable lines of operations for the three and nine months ended September 30, 2019, and for the United Kingdom and Australia segments and their applicable lines of operations for the three months ended September 30, 2019. However, it does not currently provide Constant Currency Revenue for the United Kingdom and Australia segments for the nine months ended September 30, 2019 because the Corporation does not yet have full reported comparative periods for these segments as a result of the respective acquisition dates of Sky Betting & Gaming and BetEasy, and with respect to BetEasy, as of June 30, 2018, the Corporation had not yet completed the previously announced migration of the customers of what was formerly the William Hill Australia business onto the BetEasy platform.

The Corporation believes providing Constant Currency Revenue is useful because it helps show the foreign exchange impact due to currency translation resulting from the preparation of the financial statements and it facilitates comparison to its historical performance. Solely in respect of the International segment, Constant Currency Revenue is also useful in showing the foreign exchange impact on customer purchasing power, mainly because the U.S. dollar is the primary currency of gameplay on the International segment’s product offerings and the majority of the segment’s customers are from European Union jurisdictions and primarily make deposits in Euros. The Corporation is also exposed to foreign exchange risk as a result of the Acquisitions, primarily when translating the functional currencies of the United Kingdom segment (i.e., GBP) and Australia segment (i.e., AUD) into U.S. dollars for financial reporting purposes.

Free Cash Flow

The Corporation defines Free Cash Flow as net cash flows from operating activities after adding back customer deposit liability movements and after capital expenditures and debt servicing cash flows (excluding voluntary prepayments).

The Corporation believes that Free Cash Flow is a useful liquidity measure because it believes that removing movements in customer deposit liabilities provides a meaningful understanding of its underlying cash flows as customer deposits are not available funds that the Corporation can use for financial or operational purposes, and removing capital expenditures and debt servicing costs shows cash potentially available for voluntary debt repayments and other financial or operational purposes including to pursue strategic initiatives.

Key Metrics and Other Data

The Corporation currently considers the below noted key metrics in this MD&A for its reporting segments, as applicable. The Corporation does not currently provide consolidated key metrics because management analyzes these metrics primarily on a segment-by-segment basis due to differences in the nature of the applicable segment’s market, customer base and product offerings. Notwithstanding and unless the context otherwise requires, the Corporation believes that readers should consider the applicable metrics together for each segment (but not on a consolidated basis) as customer growth and monetization trends reflected in such metrics are key factors that affect the Corporation’s revenue for the applicable segment.

While management may have provided other non-IFRS financial measures and key metrics in the past, it continues to review and assess the importance, completeness and accuracy of such measures as it relates to its evaluation of the Corporation’s business, performance and trends affecting the same. This includes customer engagement, gameplay, staking or betting levels, depositing activity and various other customer trends, particularly following the introduction of certain customer acquisition initiatives, and the Corporation’s expansion in real-money online casino and sportsbook and the introduction of certain ongoing improvements in the poker ecosystem. As such, management may determine that particular measures that it may have presented in the past are no longer helpful or relevant to understanding the Corporation’s current and future business, performance or trends affecting the same, and as a result it may remove or redefine any such measures, or introduce new or alternative measures. In addition, the Corporation is also continuing to integrate the Acquisitions, as applicable, and once complete, the Corporation may revise or remove currently presented key metrics or report certain additional or other measures in the future. For each applicable period, management intends to provide such metrics and measures that it believes may be the most helpful and relevant to an understanding of the Corporation’s business and performance, including on a consolidated and segmental basis and normalized measures of the same, and trends affecting the foregoing.

Quarterly Real-Money Active Uniques (QAUs)

The Corporation defines QAUs for the International and Australia reporting segments as active unique customers (online, mobile and desktop client) who (i) made a deposit or transferred funds into their real-money account with the Corporation at any time, and (ii) generated real-money online rake or placed a real-money online bet or wager during the applicable quarterly period. The Corporation defines “active unique customer” as a customer who played or used one of its real-money offerings at least once during the period, and excludes duplicate counting, even if that customer is active across multiple lines of operation (Poker, Gaming and/or Betting, as applicable) within the applicable reporting segment. The definition of QAUs excludes customer activity from certain low-stakes, non-raked real-money poker games, but includes real-money activity by customers using funds (cash and cash equivalents) deposited by the Corporation into such customers’ previously funded accounts as promotions to increase their lifetime value.

The Corporation currently defines QAUs for the United Kingdom reporting segment (which currently includes the SBG (as defined below) business operations only) as active unique customers (online and mobile) who have settled a Stake (as defined below) or made a wager on any betting or gaming product within the applicable quarterly period. The Corporation defines “active unique customer” for the United Kingdom reporting segment as a customer who played at least once on one of its real-money offerings during the period, and excludes duplicate counting, even if that customer is active across more than one line of operation. For the three months ended September 30, 2018, QAUs for the United Kingdom reporting segment also include the applicable pre-acquisition period of July 1, 2018 through July 9, 2018.

QAUs are a measure of the player liquidity on the Corporation’s real-money poker product offerings and level of usage on all its real-money product offerings, collectively. Trends in QAUs affect revenue and financial results by influencing the volume of activity, the Corporation’s product offerings, and its expenses and capital expenditures.

The Corporation has faced and may continue to face challenges in increasing the size of its active customer base within one or more of its reporting segments due to, among other things, competition from alternative products and services for all verticals, as well as regulatory changes, payment processing or other restrictions or macro-economic factors that may impact customer acquisition or the ability of customers to make a deposit or play certain products, high-volume, net-withdrawing customers who detract from the overall poker ecosystem and discourage recreational customers, the use of certain sophisticated technology that may provide an artificial competitive advantage for certain online poker customers over others, and past and potential future weakness in certain global currencies against the U.S. dollar, which decreases the purchasing power of the Corporation’s customer base as the U.S. dollar is the primary currency of gameplay on many of its International segment product offerings. Notwithstanding, the Corporation intends to retain and grow its reporting segments’ customer bases and reactivate dormant users by, as applicable, continuing to improve the poker ecosystem to benefit recreational players, continuing to introduce new and innovative product offerings, features and enhancements for all verticals, improving the user interfaces, platforms and user experience across its lines of operations, investing in customer relationship management (“CRM”) initiatives, improving the effectiveness of its marketing and promotional efforts, and expanding the availability of its offerings geographically, including through potential acquisitions and strategic transactions, among other things. To the extent the growth of the customer base of a reporting segment of the Corporation continues to decline, that segment’s revenue growth will become increasingly dependent on its ability to increase levels of customer engagement and monetization.

Quarterly Net Yield (QNY)

The Corporation defines QNY as combined revenue for its lines of operation (i.e., Poker, Gaming and/or Betting, as applicable) for each reporting segment, excluding Other revenue, as reported during the applicable quarterly period (or as adjusted to the extent any accounting reallocations are made in later periods) divided by the total QAUs during the same period. For the three months ended September 30, 2018, QNY for the United Kingdom reporting segment also includes the applicable pre-acquisition period of July 1, 2018 through July 9, 2018. The numerator of QNY is a non-IFRS measure.

Trends in QNY are a measure of growth as the Corporation continues to expand its applicable core real-money online product offerings. In addition, the trends in the Corporation’s ability to generate revenue on a per customer basis across its real-money online product offerings are reflected in QNY and are key factors that affect the Corporation’s revenue. The Corporation also provides QNY using Constant Currency Revenue for its reporting segments.

Many variables can impact a reporting segment’s QNY, including, as applicable, the rake and fees charged in real-money online poker, the applicable margin of online casino games, Stakes and Betting Net Win Margin, the amount of time customers play on its product offerings, offsets to gross revenue for loyalty program rebates, rewards, bonuses, and promotions, VAT and similar taxes in certain jurisdictions, and the amount the applicable reporting segment spends on advertising and other similar expenses. The Corporation currently intends to increase QNY for its reporting segments in future periods by, among other things, and as applicable, (i) continuing to introduce new and innovative product offerings and other initiatives to enhance the customer experience and increase customer engagement, including through CRM initiatives to attract and retain high-value customers, (ii) capitalizing on its existing online poker platforms and offerings, which provides customers with the highest level of player liquidity globally, (iii) cross-selling its online offerings to both existing and new customers, and (iv) continuing to expand and improve its online gaming offerings.

Net Deposits

The Corporation defines Net Deposits for the International segment as the aggregate of gross deposits or transfer of funds made by customers into their real-money online accounts less withdrawals or transfer of funds by such customers from such accounts, in each case during the applicable quarterly period. Gross deposits exclude (i) any deposits, transfers or other payments made by such customers into the Corporation’s play-money and social gaming offerings, and (ii) any real-money funds (cash and cash equivalents) deposited by the Corporation into such customers’ previously funded accounts as promotions to increase their lifetime value.

Net Deposits are representative of the money the Corporation’s customers hold in their accounts to potentially play with, both online and at certain live events. Net Deposits are correlated to the International segment’s reported revenue, as some, all or none of such deposits may eventually be used and become revenue. Trends in Net Deposits are used by management to gauge expected revenue performance across the International segment’s applicable lines of operations and are considered by management when making decisions with respect to applicable product offering changes, including the recent and continuing changes to the Corporation’s online poker ecosystem to benefit and attract high-value, net-depositing customers (primarily recreational players).

Net Deposits are not, and should not be considered, representative of revenue bookings or deferred revenue. Many variables impact the International segment’s Net Deposits, most of which are substantially similar to those noted above impacting the monetization of a product offering as evidenced through QNY. In addition, certain factors have impacted, and may in the future impact, Net Deposits that are not indicative of the performance or underlying health of that segment’s business. For example, as it relates to online poker and following the implementation of certain previously disclosed changes to the poker ecosystem, the movement in customer real-money account balances (i.e., customer deposits) by high-volume, net-withdrawing customers has reduced, and may in the future reduce, Net Deposits as a result of increased withdrawals by such customers, but the Corporation believes that such movements will ultimately create a more attractive environment and experience for recreational players, which in turn may lead to increased Net Deposits. The Corporation believes that the funds in the accounts of the high-volume, net-withdrawing customers are generally not additive to the overall poker ecosystem or to the Corporation’s revenue as such customers generally use only a small portion of them to bet or wager. As the Corporation continues to adjust and improve its product offerings, it expects that such customers may continue to withdraw at greater rates and amounts immediately following such adjustments and improvements, which would impact Net Deposits accordingly.

Stakes and Betting Net Win Margin

The Corporation defines Stakes as betting amounts wagered on the Corporation’s applicable online betting product offerings and is also an industry term that represents the aggregate amount of funds wagered by customers within the Betting line of operation for the period specified. Betting Net Win Margin is calculated as Betting revenue as a proportion of Stakes. The Corporation uses Stakes and Betting Net Win Margin as measures of the scale of its operations, the engagement of its customers and the performance of its operations across its product offerings and geographic regions. Trends in Stakes are a measure of growth in the Corporation’s Betting line of operations as the Corporation continues to expand its applicable core real-money online betting offerings. Trends in Betting Net Win Margin are primarily a measure of the favorability of the outcomes of sporting and other events and the impact of promotional offerings related to the Corporation’s betting offerings.

Many variables impact a reporting segment’s Stakes, including, as applicable, its QAUs, the seasonality of sporting events throughout the year (such as timing of European football (or soccer) including English Premier League, horse races, rugby seasons, tennis, and others) and major tournaments, such as the FIFA World Cup (“World Cup”) and UEFA European Championships. For example, the World Cup and other major sporting events provide a unique opportunity to drive both customer acquisition and engagement. Furthermore, the amount of external marketing and CRM promotions including free bets and offers and the Corporation’s pricing strategy can lead to positive or negative “recycling of winnings”. Similarly, betting outcomes can also lead to positive or negative “recycling of winnings”. Recycling of winnings refers to customer winnings earned from prior bets that are subsequently used to place additional bets or play other products. The mix of products and markets is also an important driver of total Stakes.

Like Stakes, many variables also impact a reporting segment’s Betting Net Win Margin, including client management and bet limits, sporting results, the mix of Stakes and bet types, and the use of offers, promotions and pricing strategy. For example, the International segment’s Betting Net Win Margin is less exposed to the English Premier League and UK horse racing, and as such, is generally not impacted to the same extent by those particular sporting results as is the United Kingdom segment. Betting Net Win Margin can vary significantly from quarter to quarter depending on the variables noted above; however, over the long term, the Corporation believes these margins tend to become more predictable.

Limitations of Non-IFRS Measures, Key Metrics and Other Data

There are a number of limitations related to the use of such non-IFRS measures as opposed to their nearest IFRS equivalent. Some of these limitations are:

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these non-IFRS financial measures exclude or are otherwise adjusted for the applicable items listed in the reconciliation tables under “Reconciliations” below and as set forth in the definitions of such measures; and

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the income or expenses that the Corporation excludes in its calculation of these non-IFRS financial measures may differ from the income or expenses that its peer companies may exclude from similarly-titled non-IFRS measures that they report. In addition, although certain excluded income or expenses may have been incurred in the past or may be expected to recur in the future, management believes it is appropriate to exclude such income or expenses at this time as it does not consider them as on-going core operating income or expenses of the Corporation. Moreover, certain integration and related costs of the Acquisitions and the Combination are or will be excluded as being more similar to acquisition-related costs rather than on-going core operating expenses. Management currently believes that, subject to unanticipated events or impacts of anticipated events, over time it should have fewer adjustments or the amounts of such adjustments should decrease, except for acquisition-related, market access or integration costs, which the Corporation may incur in the future based on the Corporation’s strategic initiatives.

The numbers for the Corporation’s key metrics and related information are calculated using internal company data based on the activity of customer accounts. While these numbers are based on what the Corporation believes to be reasonable judgments and estimates of its customer base for the applicable period of measurement, there are certain challenges and limitations in measuring the usage of its product offerings across its customer base. Such challenges and limitations may also affect the Corporation’s understanding of certain details of its business. In addition, the Corporation’s key metrics and related estimates, including the definitions and calculations of the same, may differ among reporting segments, from estimates published by third parties or from similarly-titled metrics of its competitors due to differences in operations, product offerings, methodology and access to information.

For example, the methodologies used to measure the Corporation’s customer metrics may be susceptible to algorithm, calculation or other technical or human errors, including how certain metrics may be defined (and the assumptions and considerations made and included in, or excluded from, such definitions) and how certain data may be, among other things, integrated, analyzed and reported after the Corporation completes an acquisition or strategic transaction. Moreover, the Corporation’s business intelligence tools may experience glitches or fail on a particular data backup or upload, which could lead to certain customer activity not being properly included in the calculation of a particular key metrics. Another challenge with respect to certain key metrics is that customers could create multiple real-money accounts with the Corporation (in nearly all instances such account creation would violate the Corporation’s applicable terms and conditions of use), and customers could take advantage of certain customer acquisition incentives to register and interact with the Corporation’s product offerings without actually depositing or transferring funds into their real-money accounts. Furthermore, customers may have more than one account across the Corporation’s brands that currently do not have common or shared account structure, which could lead to such customers being counted more than once for a particular key metric. Although the Corporation typically addresses and corrects any such failures, duplications and inaccuracies relatively quickly, its metrics are still susceptible to the same and its estimations of such metrics may be lower or higher than the actual numbers.

The Corporation regularly reviews its processes for calculating and defining these metrics, and from time to time it may make adjustments to improve their accuracy that may result in the recalculation or replacement of historical metrics or introduction of new metrics. These changes may also include adjustments to underlying data, such as changes to historical figures as a result of accounting adjustments and revisions to definitions in an effort to provide what management believes may be the most helpful and relevant data. These changes may arise as a result of, among other things, the Corporation implementing new technology, software or accounting methods, engaging third-party advisors or consultants, or acquiring or integrating new assets, businesses or business units. The Corporation also continuously seeks to improve its ability to identify irregularities and inaccuracies (and suspend any customer accounts that violate its terms and conditions of use and limit or eliminate promotional incentives that are susceptible to abuse), and its key metrics or estimates of key metrics may change due to improvements or changes in its methodology. Notwithstanding, the Corporation believes that any such irregularities, inaccuracies or adjustments are immaterial unless otherwise stated.

OVERVIEW AND OUTLOOK

Business Overview and Background

The Stars Group is a global leader in the online and mobile gaming and interactive entertainment industries, entertaining millions of customers across its online real- and play-money poker, gaming and betting product offerings, which are delivered through mobile, web and desktop applications. The Stars Group offers these products directly or indirectly under several ultimately owned or licensed gaming and related consumer businesses and brands, including, among others, PokerStars, PokerStars Casino, BetStars, Full Tilt, FOX Bet, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, Sky Poker, and Oddschecker, as well as live poker tour and events brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK. The Stars Group is one of the world’s most licensed online gaming operators with its subsidiaries collectively holding licenses or approvals in 21 jurisdictions throughout the world, including in Europe, Australia and the Americas. The Stars Group’s vision is to become the world’s favorite iGaming destination and its mission is to provide its customers with winning moments.

The Stars Group’s primary business and source of revenue is its online gaming and betting businesses. These currently consist of the operations of Stars Interactive Holdings (IOM) Limited and its subsidiaries and affiliates (collectively, “Stars Interactive Group”), which it acquired in August 2014, the operations of Cyan Blue Topco Limited and its subsidiaries and affiliates (collectively, “Sky Betting & Gaming” or “SBG”), which it acquired in July 2018 (the “SBG Acquisition”), and the operations of TSG Australia Pty Ltd and its subsidiaries and affiliates ( collectively, “BetEasy”), which it acquired an 80% equity interest in between February 2018 and April 2018 (BetEasy acquired what was formally the William Hill Australia business in April 2018) (collectively, the “Australian Acquisitions” and together with the SBG Acquisition, the “Acquisitions”). With certain exceptions, the Stars Interactive Group is headquartered in the Isle of Man and Malta and operates globally; SBG is headquartered in and primarily operates in the United Kingdom; and BetEasy is headquartered in and primarily operates in Australia.

For additional information about The Stars Group, including a detailed overview of the business, current strategies and a discussion of the competitive landscape affecting The Stars Group, see the disclosure and discussion elsewhere in this MD&A and the 2018 Annual Information Form. For risks and uncertainties relating to, among other things, The Stars Group, its business, its customers, its regulatory and tax environment and the industries and geographies in which it operates or where its customers are located, see “Risk Factors and Uncertainties” above and in the 2018 Annual Information Form as well as the risks and uncertainties contained elsewhere herein, the Q3 2019 Financial Statements, the 2018 Annual Reports and in other filings that The Stars Group has made and may make in the future with applicable securities authorities. Except as noted herein, for information about The Stars Group’s outlook, see the 2018 Annual Reports, particularly in the 2018 Annual Information Form, including under the headings “Business of the Corporation—Business Strategy of the Corporation” and “—Markets and Customers”.

Recent Corporate and Other Developments

Below is a general summary of certain recent corporate and other developments from the beginning of the third quarter of 2019 through the date hereof. For additional corporate and other developments and highlights, see the Q3 2019 Financial Statements, the 2018 Annual Reports, particularly the 2018 Annual Information Form, and “Further Information” below.

FOX Bet and Fox Sports Super 6

In September 2019, the Corporation successfully executed on initial stages of its U.S. strategy, with the launch of FOX Bet in New Jersey and Pennsylvania, and FOX Sports Super 6 nationwide. The FOX Bet products in New Jersey and Pennsylvania offer fans the opportunity to legally and responsibly place real-money wagers on the outcome of a wide range of live sports and special events, including football, basketball, baseball, hockey, motor sports, golf, tennis and soccer. Following the end of the quarter, the Corporation successfully launched PokerStars and PokerStars Casino in Pennsylvania, with PokerStars being the first online poker product to launch in the state.

US Market Access Update

On July 9, 2019, the Corporation announced it entered into an agreement with Akwesasne Mohawk Casino Resort (“Mohawk”) that grants the Corporation an option to operate and brand real-money online sports betting, poker and casino in New York on a first skin basis, subject to license availability, state law and regulatory approvals. The agreement also provides that the Corporation will provide support services for the launch and operation of a retail sportsbook at the Akwesasne Mohawk Casino Resort in Northern New York. Under the terms of the agreement, Mohawk will receive a revenue share from the operation of the applicable online offerings by the Corporation and the Corporation will receive a revenue share from the operation of the retail sportsbook from Mohawk.

On July 31, 2019, the Corporation announced it entered into an agreement with Penn National Gaming (Nasdaq: PENN) (“Penn”) that grants it options to operate online betting and gaming offerings in the nine states where Penn currently owns or operates casino properties. As it relates to sports betting, the Corporation’s options currently provide first skin access in Illinois, Indiana, Ohio and Texas, and second skin access in Kansas, New Mexico, Maine, Massachusetts and Michigan. Under the terms of the agreement, Penn received an up-front cash payment of $12.5 million and will receive a revenue share from the operation of the applicable offerings by the Corporation and potential additional cash payments upon and following the Corporation’s exercise of each option.

As of the date hereof, the Corporation now has combined access to up to 20 states under its applicable market access agreements, subject to license availability, state law and regulatory approvals.

In addition to the online and mobile offerings, The Stars Group and Mount Airy Casino Resort opened their land-based, retail sportsbook at Mount Airy in the Poconos on September 9, 2019.

Appointment of Independent Director and Senior Management

On August 12, 2019, the Corporation announced the appointment by the Board of John Schappert to serve as a new independent director on the Board and a member of the Board’s Compensation Committee and Technology Committee.

In July 2019, the Corporation also appointed Gino Appiotti as President of the International segment, having previously served as its Managing Director of Poker. Mr. Appiotti has served the Corporation in various senior capacities since 2011 and will report to Mr. Ashkenazi.

Technology Committee of the Board

On August 8, 2019, the Board established a standing Technology Committee of independent directors, which will have certain oversight and monitoring responsibilities with respect to technology-related risks and the overall role of technology in executing the corporation’s business strategy. The Technology Committee is currently comprised of Eugene Roman, John Schappert and Mary Turner, with Mr. Roman serving as the chair.

Preferred Share Conversion Appeal

On September 9, 2019, the Corporation entered into minutes of settlement with respect to the appeal of the Ontario Superior Court of Justice’s prior dismissal of an application by certain holders of Preferred Shares regarding the Corporation’s mandatory conversion of its Preferred Shares in July 2018. On September 23, 2019, the Court of Appeal for Ontario entered an order dismissing the appeal with prejudice. For additional information, see “Legal Proceedings and Regulatory Actions—Preferred Share Conversion Appeal” below.

Combination with Flutter

On October 2, 2019, the Corporation and Flutter announced they had entered into an arrangement agreement (the “Arrangement Agreement”) providing for an all-share combination to be implemented through an acquisition of the Corporation by Flutter pursuant to a plan of arrangement under the Business Corporations Act (Ontario) (the “Combination”). Under the terms of the Combination, shareholders of the Corporation would be entitled to receive 0.2253 ordinary shares of Flutter in exchange for each Common Share of the Corporation. Immediately following completion of the Combination, shareholders of Flutter would own approximately 54.64 percent and shareholders of the Corporation would own approximately 45.36 percent of the share capital of the combined business (based on the fully diluted share capital of Flutter and the fully diluted share capital of the Corporation excluding any out of the money options, in each case, as at October 2, 2019).

Completion of the Combination is intended to occur during the second or third quarter of 2020. The Combination is conditional upon, among other things, certain approvals by each of Flutter’s and the Corporation’s shareholders, Ontario court approval of the plan of arrangement, certain approvals from the United Kingdom Financial Conduct Authority, London Stock Exchange and Euronext Dublin, and relevant merger control, foreign investment and gaming related approvals.

For additional information, see the press release issued by the Corporation on October 2, 2019, and the Form 6-K, material change report and Arrangement Agreement, each as filed or furnished by the Corporation on October 11, 2019 and are available on or through SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and the Corporation’s website at www.starsgroup.com.

Prepayment of First Lien Term Loans

On October 15, 2019, the Corporation prepaid $100.0 million, including accrued and unpaid interest, of its USD First Lien Term Loan (as defined below), using cash on its balance sheet. For additional information, see “Liquidity and Capital Resources” below.

CONSOLIDATED RESULTS OF OPERATIONS AND CASH FLOWS

Summary consolidated results of the Corporation’s operations, cash flows and certain other items for the three and nine months ended September 30, 2019 and 2018, and as at September 30, 2019 and December 31, 2018, as applicable, are set forth below:

	Three Months Ended September 30,			Nine Months Ended September 30,
In thousands of U.S. Dollars (except otherwise noted)	2019	2018	% Change	2019	2018	% Change
Revenue
Poker	192,617	215,716	(10.7)%	604,266	678,572	(11.0)%
Gaming	194,557	180,920	7.5%	580,659	389,571	49.1%
Betting	218,160	158,376	37.7%	601,779	267,099	125.3%
Other	17,150	16,971	1.1%	53,782	41,144	30.7%
Total revenue	622,484	571,983	8.8%	1,840,486	1,376,386	33.7%

Gross profit (excluding depreciation and amortization)	456,459	442,757	3.1%	1,337,915	1,083,259	23.5%
Gross profit margin (%)	73.3%	77.4%	(5.3)%	72.7%	78.7%	(7.6)%

Operating expenses
General and administrative	335,477	267,163	25.6%	871,274	671,256	29.8%
Sales and marketing	91,390	92,531	(1.2)%	255,648	196,848	29.9%
Research and development	13,258	11,862	11.8%	39,167	29,023	35.0%
Operating income	16,334	71,201	(77.1)%	171,826	186,132	(7.7)%
Net financing charges	58,264	74,660	(22.0)%	173,486	273,371	(36.5)%
Net earnings from associates	—	—	—%	—	(1,068)	100.0%
Income tax expense (recovery)	9,785	(13,189)	174.2%	17,768	(15,438)	215.1%
Net (loss) earnings	(51,715)	9,730	(631.5)%	(19,428)	(70,733)	72.5%
Adjusted Net Earnings¹	145,340	119,500	21.6%	388,409	389,285	(0.2)%

Adjusted EBITDA¹	239,924	198,252	21.0%	672,013	541,545	24.1%
Adjusted EBITDA Margin¹	38.5%	34.7%	11.2%	36.5%	39.3%	(7.2)%

(Loss) earnings per share
Basic ($/Share)	(0.18)	0.06	(417.4)%	(0.07)	(0.34)	80.6%
Diluted ($/Share)	(0.18)	0.06	(417.4)%	(0.07)	(0.34)	80.6%
Adjusted Diluted Net Earnings per Share ($/Share)¹	0.50	0.45	12.6%	1.37	1.67	(18.1)%

Net cash inflows from operating activities	196,892	73,227	168.9%	480,485	369,307	30.1%
Net cash outflows from investing activities	(29,742)	(1,544,876)	98.1%	(98,532)	(1,879,470)	94.8%
Net cash (outflows) inflows from financing activities	(99,039)	897,504	(111.0)%	(374,622)	1,758,793	(121.3)%
Free Cash Flow¹	70,151	(26,723)	362.5%	117,458	140,392	(16.3)%

As at	September 30, 2019	December 31, 2018	% Change
Total assets	10,992,815	11,265,538	(2.4)%
Total non-current liabilities	5,653,654	6,100,164	(7.3)%
_____________________________
¹ Non-IFRS measure. A reconciliation to its nearest IFRS measure is provided under “Reconciliations” below.

The discussion below sets forth a summary of the results, trends and variances of the Corporation on a consolidated basis. For further discussion and detail of the individual segment results, trends and variances, including details of separate trends in revenue by individual line of operation for each segment, as applicable, and the Corporate cost center, see “Segment Results of Operations” below.

Revenue

Revenue for the three months ended September 30, 2019 increased $50.5 million, or 8.8%, compared to the prior year period. The increase was primarily driven by organic revenue growth in the United Kingdom and Australia segments, partially offset by a decrease in revenue in the International segment.

Revenue for the nine months ended September 30, 2019 increased $464.1 million, or 33.7%, compared to the prior year period. The increase was primarily driven by the Acquisitions, which contributed $563.4 million to revenue for the nine-month period, also partially offset by a decrease in revenue in the International segment.

Revenue movements with respect to the individual segments were primarily the result of the factors set forth under “Segment Results of Operations” below.

With respect to Canada, the jurisdiction where its registered office is located, and based solely on calculations derived from internal records, the Corporation estimates that revenue derived from customers in Canada, which currently relates only to peer-to-peer Poker, represented less than 2.0% of its total consolidated revenue for each of the three and nine months ended September 30, 2019 and less than 3.0% for each of the prior year periods. These estimations are neither itemized nor otherwise separated from the revenue the Corporation reports under IFRS or otherwise, and as such, they cannot be reconciled to a reported IFRS measure.

Foreign Exchange Impact on Revenue

The U.S. dollar was stronger against certain foreign currencies for the three months ended September 30, 2019 compared to the prior year period, which had a negative impact on each of the reporting segments’ revenue and across all lines of operations. Using Constant Currency Revenue for the consolidated results of operations for the three months ended September 30, 2019, revenue would have been $651.7 million, which is $29.2 million higher than actual IFRS revenues, and would have increased by 13.9%, as opposed to 8.8%, compared to the prior year period.

The U.S. dollar was stronger against certain foreign currencies for the nine month period ended September 30, 2019 compared to the prior year period, which had a negative impact on the International segment’s revenue across all lines of operations. Using Constant Currency Revenue for the International segment in the consolidated results of operations for the nine month period ended September 30, 2019, revenue would have been $1,904.5 million, which is $64.0 million higher than actual IFRS revenues, and would have increased by 38.4%, as opposed to 33.7%, compared to the prior year period.

For a discussion of Constant Currency Revenue for each segment, see the discussion under “Segment Results of Operations”.

Gross Profit (Excluding Depreciation and Amortization) and Gross Profit Margin

Gross profit (excluding depreciation and amortization) for the three months ended September 30, 2019 increased $13.7 million, or 3.1%, compared to the prior year period. The increase was primarily driven by organic revenue growth and its impact on gross profit within the United Kingdom and Australia segments for the three month period. This was partially offset by a decrease in revenue and its impact on gross profit in the International segment. Gross profit margin for the three months ended September 30, 2019 was 73.3%, a decrease of 5.3% compared to the prior year period. The decrease was primarily driven by the change in revenue mix among and across geographies and lines of operations. See “Segment Results of Operations” below for additional information. For example, revenue in locally regulated or taxed geographies, which generally impose higher tax rates, gaming duties, levies and fees, represented approximately 77% of revenue in the three months ended September 30, 2019, compared to approximately 72% of revenue in the prior year period. In addition, Betting and Gaming revenue, which generally have lower gross profit margins than Poker, represented 66.3% of revenue in the three months ended September 30, 2019, compared to 59.3% of revenue in the prior year period.

Gross profit (excluding depreciation and amortization) for the nine months ended September 30, 2019 increased $254.7 million, or 23.5%, compared to the prior year period. The increase was primarily driven by the Acquisitions, which contributed $365.3 million to gross profit (excluding depreciation and amortization) for the nine-month period. This was partially offset by the decrease in revenue and its impact on gross profit within the International segment as described in “Segmental Results of Operations—International”. Gross profit margin for the nine months ended September 30, 2019 was 72.7%, a decrease of 7.6% compared to the prior year period primarily driven by the same or substantially similar factors impacting the three-month period noted above.

Operating Expenses

General and Administrative

General and administrative expenses for the three months ended September 30, 2019 increased $68.3 million, or 25.6%, compared to the prior year period. The increase was primarily driven by (i) a legal settlement during the period of $32.5 million as described in “Legal Proceedings and Regulatory Actions” below, (ii) up-front payments and professional fees in relation to transactions for obtaining potential market access to jurisdictions within the United States in which the Corporation currently does not operate, (iii) costs incurred in connection with the Combination of $10.1 million, and (iv) increased expenses, including termination payments, associated with an operational excellence program in the quarter. For additional details with respect to the operational excellence program, see “Reconciliations” below. This was partially offset by decreases in integration costs relating to the Acquisitions compared to the prior year period.

General and administrative expenses for the nine months ended September 30, 2019 increased $200.0 million, or 29.8%, compared to the prior year period. The increase was primarily driven by (i) the SBG Acquisition, which added $216.2 million to general and administrative expenses for the nine-month period, (ii) a legal settlement during the period as noted above, and (iii) payments in relation to transactions for obtaining potential access to jurisdictions within the United States in which the Corporation currently does not operate as well as professional fees incurred in respect of those transactions. This was partially offset by decreases in (i) acquisition-related costs and deal contingent forward expenses of $102.3 million in relation to the Acquisitions and the Combination, respectively, within the Corporate cost center, and (ii) integration costs relating to the Acquisitions compared to the prior year period.

Sales and Marketing

Sales and marketing expenses for the three months ended September 30, 2019 decreased $1.1 million, or 1.2%, compared to the prior year period. The decrease was primarily driven by increased marketing spend in the prior year period in connection with the World Cup. Movements in sales and marketing expenses with respect to the individual segments were primarily the result of the factors set forth under “Segment Results of Operations”.

Sales and marketing expenses for the nine months ended September 30, 2019 increased $58.8 million, or 29.9%, compared to the prior year period. The increase was primarily driven by the SBG Acquisition, which added $59.4 million to sales and marketing expenses for the nine-month period. This was partially offset by increased marketing spend in the prior year period in connection with the World Cup as noted above.

Research and Development

Research and development expenses for the three months ended September 30, 2019 were relatively flat compared to the prior year period.

Research and development expenses for the nine months ended September 30, 2019 increased $10.1 million, or 35.0%, compared to the prior year period. The increase was primarily driven by the Acquisitions, which added $9.1 million to research and development expenses for the nine-month period.

Foreign Exchange Impact on Operating Expenses

The Corporation’s expenses are impacted by currency fluctuations. Almost all of its expenses are incurred in either the Euro, British pound sterling, U.S. dollar, Canadian dollar or Australian dollar. There are some natural hedges as a result of customer deposits and revenue made in such currencies; however, the Corporation also enters into certain economic hedges to mitigate the impact of foreign currency fluctuations as it deems necessary. See “Liquidity and Capital Resources—Market Risk—Foreign Currency Exchange Risk” for further information on foreign currency risk.

Net Financing Charges

Net financing charges for the three months ended September 30, 2019 decreased $16.4 million, or 22.0%, compared to the prior year period. The decrease was primarily driven by (i) an $18.5 million loss on the extinguishment of debt recorded in the prior year period in respect of both the early repayment of the Corporation’s previous first lien term loans and the repayment of SBG’s previously existing long-term debt, (ii) an increase of $4.1 million to the gain related to the re-measurement of an embedded derivative recognized in respect of the Senior Notes (as defined below), and (iii) a reduction in interest with respect to the Corporation’s long-term debt as a result of the Corporation’s previously disclosed $350 million in voluntary prepayments during 2019. This was partially offset by a $14.6 million increase due the ineffectiveness on cash flow hedges.

Net financing charges for the nine months ended September 30, 2019 decreased $99.9 million, or 36.5%, compared to the prior year period. The decrease was primarily driven by (i) the $143.5 million loss on the extinguishment of debt recorded in the prior year period following the previously disclosed April 6, 2018 amendment, extension and upsizing of the Corporation’s previous first lien term loans and credit facility, the early repayment of the Corporation’s previous first lien term loans and the repayment of SBG’s previously existing long-term debt, (ii) an increase of $38.9 million to the gain related to the re-measurement of an embedded derivative recognized in respect of the Senior Notes, and (iii) a $21.5 million reduction resulting from the downward re-measurement of the deferred contingent consideration with respect to the acquisition of an additional 18% equity interest in BetEasy during the second quarter of 2018. This was partially offset by (i) increased interest of $75.8 million with respect to the Corporation’s long-term debt primarily related to the First Lien Term Loans and Senior Notes after the effects of hedging activities, and (ii) a $21.2 million increase related to the ineffectiveness on cash flow hedges.

Income Taxes

Income tax expense for the three months ended September 30, 2019 was $9.8 million as compared to an income tax recovery of $13.2 million in the prior year period. Income taxes for the three months ended September 30, 2019 include (i) an income tax recovery of $12.0 million in relation to the deferred tax credit associated with the amortization expense of acquired intangible assets from the Acquisitions as compared to $11.8 million for the prior year period, and (ii) an income tax expense of $12.1 million, which relates to the tax effect of foreign exchange gains with respect to the Corporation’s hedging activities. However, the Corporation recognized a corresponding tax recovery of $12.1 million in relation to the same in the foreign currency translation reserve within Other comprehensive income.

The income tax expense for the nine months ended September 30, 2019 was $17.8 million as compared to an income tax recovery of $15.4 million in the prior year period. The income taxes for the nine months ended September 30, 2019 include (i) an income tax recovery of $35.2 million in relation to the deferred tax credit associated with the amortization expense of acquired intangible assets from the Acquisitions as compared to $14.4 million for the prior year period, and (ii) an income tax expense of $12.1 million, which relates to foreign exchange gains as described above.

In addition to the impacts described above, the Corporation’s income taxes for the three and nine months ended September 30, 2019 were impacted by the mix of taxable earnings among and across geographies, with an increase in taxable earnings following the Acquisitions in geographies with higher statutory corporate tax rates. The effective tax rate was also impacted by the recognition of a net deferred tax liability as a result of the transfer of customer intangible rights from the Isle of Man to Malta in connection with an internal corporate restructuring and an Australian business continuity tax law change during 2019.

The Corporation’s income tax expense impacting Adjusted Net Earnings for the three and nine months ended September 30, 2019 was $13.5 million (2018 - $6.9 million) and $30.5 million (2018 - $10.4 million), respectively. The effective tax rates on Adjusted Net Earnings were 8.5% (2018 - 5.4%) and 7.3% (2018 - 2.6%), respectively, reflecting the mix of taxable earnings among and across geographies and the timing of the Acquisitions, which resulted in an increase to the effective tax rates compared to the respective prior year periods.

The Corporation expects the mix of taxable earnings to continue to impact income tax expense in future periods as the Corporation’s International segment continues to operate primarily in the Isle of Man and Malta, but its Sky Betting & Gaming and BetEasy businesses operate primarily in the United Kingdom and Australia, respectively, where statutory corporate income tax rates are higher than those in the Isle of Man and Malta.

Net Earnings (Loss)

Net loss for the three months ended September 30, 2019 was $51.7 million, a decrease of 631.5%, compared to net earnings of $9.7 million in the prior year period. The decrease was primarily driven by the increase in general and administrative expenses as partially offset by the decrease in net financing charges, each as noted above.

Net loss for the nine months ended September 30, 2019 was $19.4 million, a decrease of 72.5%, compared to net loss of $70.7 million in the prior year period. The decrease was primarily driven by (i) the $143.5 million loss on the extinguishment of debt in the prior year period as noted above, and (ii) the decrease of $102.3 million of acquisition-related costs and deal contingent forward expenses incurred in connection with the Acquisitions and the Combination, respectively, each as noted above. This was partially offset by (i) a $106.9 million increase in the amortization of acquired intangibles from the Acquisitions, (ii) a legal settlement during the period of $32.5 million, and (iii) up-front payments and professional fees in relation to transactions for obtaining potential market access to jurisdictions within the United States in which the Corporation currently does not operate, each as noted above.

Basic and Diluted Net (Loss) Earnings per Share

Basic net loss per share for the three months ended September 30, 2019 was $0.18, a decrease of 417.4%, compared to basic net earnings per share of $0.06 for the prior year period, based on weighted average Common Shares outstanding of 287,944,313 and 257,322,252, respectively. Diluted net loss per share for the three months ended September 30, 2019 was $0.18, a decrease of 417.4%, compared to diluted net earnings per share of $0.06 for the prior year period, based on weighted average Common Shares outstanding of 287,944,313 and 269,526,633, respectively. The decreases were both primarily driven by the decrease in net earnings as noted above. This was partially offset by the increases in the weighted average Common Shares outstanding, which were primarily the result of the Corporation’s issuance of Common Shares in connection with the mandatory conversion of its Preferred Shares, the SBG Acquisition, and U.S. market access arrangements during the second half of 2018 as well as in connection with the previously announced partnership with FOX Sports. Diluted net loss per share for the current year period was also impacted as all potentially dilutive securities of the Corporation (i.e., securities exercisable or convertible into Common Shares or equity-based awards that can be settled into Common Shares) were not included in the weighted average Common Share amount above used to calculate diluted earnings (loss) per share because the exercise, conversion or settlement of such securities would be anti-dilutive.

Basic net loss per share for the nine months ended September 30, 2019 was $0.07, an increase of 80.6%, compared to basic net loss per share of $0.34 for the prior year period, based on weighted average Common Shares outstanding of 281,061,188 and 186,517,259, respectively. Diluted net loss per share for the nine months ended September 30, 2019 was $0.07, an increase of 80.6%, compared to diluted net loss per share of $0.34 for the prior year period, based on weighted average Common Shares outstanding of 281,061,188 and 186,517,259, respectively. The increases were both primarily driven by the increase in net earnings as noted above. This was partially offset by the increases in the weighted average Common Shares outstanding, which were primarily driven by the same or substantially similar factors as listed above for the three-month period.

Adjusted EBITDA, Adjusted Net Earnings, and Adjusted Diluted Net Earnings per Share

The primary adjustment from operating income to Adjusted EBITDA for the three and nine months ended September 30, 2019 was depreciation and amortization, which increased by $6.7 million and $141.2 million, respectively, compared to the prior year periods, primarily driven by the Acquisitions. In addition to depreciation and amortization, total adjustments and reconciling items collectively increased by $89.9 million and $3.6 million for the three and nine months ended September 30, 2019, respectively, compared to the prior year periods primarily as a result of an increase in Other costs (as described in more detail below under the heading “Reconciliations”), which increased by $82.6 million and $104.3 million, respectively, largely due to costs incurred in relation to (i) a legal settlement during the period, (ii) transactions for obtaining potential access to jurisdictions within the United States in which the Corporation currently does not operate as well as professional fees incurred in respect of those transactions, and (iii) increased expenses in the three and nine-month periods, including termination payments, associated with an operational excellence program in the quarter. For additional details with respect to the operational excellence program, see “Reconciliations” below. This was partially offset by decreases to integration costs relating to the Acquisitions compared to the prior year period. Solely in respect of the nine months ended September 30, 2019, this increase in total adjustments and reconciling items was partially offset by a decrease in acquisition-related costs and deal contingent forward expenses incurred in connection with the Acquisitions and the Combination, respectively, each as described above.

As it relates to Adjusted Net Earnings and Adjusted Diluted Net Earnings per Share for the three and nine months ended September 30, 2019, the primary adjustments from net (loss) earnings and diluted net (loss) earnings per share were (i) the amortization of acquisition intangibles, which decreased by $8.0 million and increased by $106.9 million, respectively, compared to the prior year periods, primarily as driven by the Acquisitions, and (ii) gains recorded due to the re-measurement of an embedded derivative recognized in respect of the Senior Notes and of deferred contingent consideration with respect to the acquisition of an additional 18% equity interest in BetEasy during the second quarter of 2018, all as noted above. The prior year periods also included adjustments for (i) a loss on the extinguishment of long-term debt, and (ii) acquisition-related costs and deal contingent forward expenses, each as noted above. Diluted Shares used in the calculation of Adjusted Diluted Net Earnings per Share is consistent with the weighted average Common Shares outstanding used for diluted (loss) earnings per share.

For additional information regarding Adjusted EBITDA, Adjusted Net Earnings and Adjusted Diluted Net Earnings per Share, including applicable definitions and explanations of the relative usefulness of such measures, see “Non-IFRS Measures, Key Metrics and Other Data—Non-IFRS Measures” above. For quantitative reconciliations of such measures to their nearest IFRS measures, see “Reconciliations” below.

Cash Flows by Activity

Cash inflows from Operating Activities

Cash inflows from operating activities for the nine months ended September 30, 2019 increased $111.2 million, or 30.1%, compared to the prior year period. The increase was primarily driven by (i) the increase in revenue and gross profit generated from the Corporation’s underlying operations, including the impacts of the Acquisitions, each as noted above, and (ii) $21.1 million of cash inflows in relation to non-cash working capital movements compared to outflows of $49.8 million in the prior year period. This was partially offset by an increase of $34.6 million in cash income taxes paid by the Corporation as a result of corporate tax payments in the nine-month period as well as the settlement of certain tax matters in Australia.

Cash outflows from Investing Activities

The Corporation’s cash outflows from investing activities during the nine months ended September 30, 2019 were primarily driven by the capital expenditures relating to the deferred development costs from (i) investments in online gaming product offerings, including the development of new content and technology platforms, and (ii) maintenance investments in existing product offerings and their supporting technology platforms.

Cash outflows from Financing Activities

During the nine months ended September 30, 2019, the Corporation’s cash outflows from financing activities were primarily driven by (i) interest and principal payments (including voluntary prepayments totaling $350 million) on the First Lien Term Loans, and the first two semi-annual interest payments totaling $71.0 million on the Senior Notes, and (ii) principal payments of $12.3 million and interest on the Corporation’s lease liabilities, which, following the adoption of IFRS 16, are now reported as financing activities as opposed to operating activities. These outflows were partially offset by the proceeds from the issuance of Common Shares to FOX as previously disclosed. For additional information see “Liquidity and Capital Resources—Long-Term Debt” below and note 9 to the Q3 2019 Financial Statements.

Free Cash Flow

Free Cash Flow for the nine months ended September 30, 2019 decreased $22.9 million, or 16.3%, compared to the prior year period. The decrease was primarily driven by (i) increased cash interest and non-voluntary principal payments, including the first two semi-annual interest payments on the Senior Notes noted above, and (ii) increased capital expenditures as the Corporation continued to invest in future product improvements and market expansion. This was partially offset by the increase in cash inflows from operating activities as noted above.

For additional information regarding Free Cash Flow, including an applicable definition and explanation of the relative usefulness of this measure, see “Non-IFRS Measures, Key Metrics and Other Data—Non-IFRS Measures” above. For a quantitative reconciliation of this measure to its nearest IFRS measure, see “Reconciliations” below.

Total Assets

Total assets as at September 30, 2019 decreased by $272.7 million, or 2.4%, from December 31, 2018. This decrease was primarily driven by decreases in goodwill and intangible assets due to amortization and foreign exchange fluctuations. This was partially offset by an increase to (i) derivative assets, including the Swap Agreements (as defined below) and the embedded derivative as described above, and (ii) property, plant and equipment following the adoption of IFRS 16, which resulted in the recognition of right-of-use assets of $57.3 million as at January 1, 2019.

Total Non-Current Liabilities

Total non-current liabilities as at September 30, 2019 decreased by $446.5 million, or 7.3%, from December 31, 2018. This decrease was primarily driven by a decrease in long-term debt as a result of (i) principal repayments made on the USD First Lien Term Loan in the nine-month period including $350 million in voluntary pre-payments as previously disclosed, and (ii) the movement of the deferred contingent payment of $62.2 million on the acquisition of a non-controlling interest in BetEasy from non-current to current due to its contractual due date. This was partially offset by increases in (i) derivative liabilities primarily in relation to the Swap Agreements, and (ii) the recognition of lease liabilities of $36.9 million as at September 30, 2019 in relation to the adoption of IFRS 16.

SEGMENT RESULTS OF OPERATIONS

The Corporation currently has three reporting segments, International, United Kingdom and Australia, each with certain major lines of operations, including Poker, Gaming, Betting and Other, as applicable, and a Corporate cost center. See above under “Management’s Discussion and Analysis” and notes 2 and 5 of the Q3 2019 Financial Statements.

International

As at September 30, 2019, the International reporting segment included the Stars Interactive Group business, which operates across all lines of operations and in various jurisdictions around the world, including in the United Kingdom.

	Three Months Ended September 30,			Nine Months Ended September 30,
In thousands of U.S. Dollars (except otherwise noted)	2019	2018	% Change	2019	2018	% Change
Stakes	228,251	233,694	(2.3)%	752,786	705,251	6.7%
Betting Net Win Margin (%)	7.9%	9.0%	(11.7)%	7.5%	8.1%	(7.7)%

Revenue
Poker	189,766	212,832	(10.8)%	595,411	675,688	(11.9)%
Gaming	109,338	107,602	1.6%	312,546	316,253	(1.2)%
Betting	18,139	21,030	(13.7)%	56,472	57,351	(1.5)%
Other	8,225	10,982	(25.1)%	23,524	35,155	(33.1)%
Total revenue	325,468	352,446	(7.7)%	987,953	1,084,447	(8.9)%

Gross profit (excluding depreciation and amortization)	256,297	287,522	(10.9)%	765,650	873,444	(12.3)%
Gross profit margin (%)	78.7%	81.6%	(3.5)%	77.5%	80.5%	(3.8)%

General and administrative	118,843	112,837	5.3%	325,077	324,503	0.2%
Sales and marketing¹	41,146	31,912	28.9%	118,291	119,136	(0.7)%
Research and development	8,148	6,808	19.7%	24,037	22,985	4.6%
Operating income	88,160	135,965	(35.2)%	298,245	406,820	(26.7)%

Adjusted EBITDA[2]	167,222	184,292	(9.3)%	469,785	535,166	(12.2)%
Adjusted EBITDA Margin (%)[2]	51.4%	52.3%	(1.7)%	47.6%	49.3%	(3.6)%
_____________________________

1.
Sales and marketing includes $1.1 million and $3.8 million for the three and nine months ended September 30, 2019, respectively, that the Corporation excluded from its consolidated results as it related to certain non-gaming related transactions with the United Kingdom segment. A corresponding exclusion in the consolidated results is recorded to Other revenue for amounts included in the United Kingdom segment in respect of these transactions. Other revenue includes $1.0 million for each of the three and nine months ended September 30, 2018 that the Corporation excluded from its consolidated results as it related to certain non-gaming related transactions with the United Kingdom segment. A corresponding exclusion in the consolidated results for those periods is recorded to Sales and marketing expense for amounts included in the United Kingdom segment in respect of these transactions.

2.	Non-IFRS measure. A reconciliation to its nearest IFRS measure is provided under “Reconciliations” below.

Revenue

a)	Poker

Poker revenue for the three months ended September 30, 2019 decreased $23.1 million, or 10.8%, compared to the prior year period. Constant Currency Revenue for Poker for the three months ended September 30, 2019 was $195.7 million, which is $6.0 million greater than actual IFRS revenue. Excluding the impact of year-over-year changes in foreign exchange rates, such revenue for the three months ended September 30, 2019 would have decreased by 8.0%. This decrease was primarily driven by the cessation of operations in certain markets, including Switzerland from July 1, 2019, together with continued headwinds in certain markets including reduced customer deposits as a result of local restrictions on some methods of payment processing and on certain methods of downloading The Stars Group’s poker applications.

Poker revenue for the nine months ended September 30, 2019 decreased $80.3 million, or 11.9%, compared to prior year period. Constant Currency Revenue for Poker for the nine months ended September 30, 2019 was $632.4 million, which is $37.0 million greater than actual IFRS revenue. Excluding the impact of year-over-year changes in foreign exchange rates, such revenue for the nine months ended September 30, 2019 would have decreased by 6.4%. The decrease was primarily driven by the same or substantially similar factors as listed above for the three-month period.

b)	Gaming

Gaming revenue for the three months ended September 30, 2019 increased $1.7 million, or 1.6%, compared to the prior year period. Constant Currency Revenue for Gaming for the three months ended September 30, 2019 was $113.4 million, which is $4.0 million greater than actual IFRS revenue. Excluding the impact of year-over-year changes in foreign exchange rates, such revenue for the three months ended September 30, 2019 would have increased by 5.4%. This increase was primarily driven by (i) product and content improvements to the Corporation’s real-money online casino offerings, including products such as “Spin of the Day”, which continued to drive increased customer activity, and (ii) increased cross-selling from other lines of operations driven by targeted marketing campaigns across the International segment’s customer base. The increase was partially offset by the cessation of operations in certain markets for gaming products, notably Switzerland and Slovakia, and continued headwinds in certain markets including reduced customer deposits as a result of local restrictions on some methods of payment processing as noted in “—Poker” above.

Gaming revenue for the nine months ended September 30, 2019 decreased $3.7 million, or 1.2%, compared to the prior year period. Constant Currency Revenue for Gaming for the nine months ended September 30, 2019 was $332.5 million, which is $20.0 million greater than actual IFRS revenue. Excluding the impact of year-over-year changes in foreign exchange rates, such revenue for the nine months ended September 30, 2019 would have increased by 5.2%. The increase was primarily driven by the same or substantially similar factors as listed above for the three-month period.

c) Betting

Betting revenue for the three months ended September 30, 2019 decreased $2.9 million, or 13.7%, compared to the prior year period. Constant Currency Revenue for Betting for the three months ended September 30, 2019 was $19.1 million, which is $1.0 million greater than actual IFRS revenue. Excluding the impact of year-over-year changes in foreign exchange rates, such revenue for the three months ended September 30, 2019 would have decreased by 9.0%. This decrease was primarily driven by the positive impact of the World Cup in the prior year period, together with the cessation of betting operations in certain markets, notably Switzerland and Slovakia. See “Key Metrics—International Segment Stakes and Betting Net Win Margin” below for further details on certain of the factors impacting Betting revenue.

Betting revenue for the nine months ended September 30, 2019 decreased $0.9 million, or 1.5%, compared to the prior year period. Constant Currency Revenue for Betting for the nine months ended September 30, 2019 was $59.5 million, which is $3.0 million greater than actual IFRS revenue. Excluding the impact of year-over-year changes in foreign exchange rates, such revenue for the nine months ended September 30, 2019 would have increased by 3.7%. The increase was primarily driven by an increase in wagering activity on a per customer basis on the International segment’s betting product offerings, primarily as a result of an improved product offering and the inclusion of Sky Bet by Stars in Italy as part of the International segment. This was partially offset by the same or substantially similar factors as listed above for the three-month period. See “Key Metrics—International Segment Stakes and Betting Net Win Margin” below for further details on certain of the factors impacting Betting revenue.

Gross Profit (Excluding Depreciation and Amortization) and Gross Profit Margin

Gross profit (excluding depreciation and amortization) for the three months ended September 30, 2019 decreased $31.2 million, or 10.9%, compared to the prior year period. This was primarily driven by the decrease in revenue as described above and a reduction in gross profit margin. Gross profit margin for the three months ended September 30, 2019 was 78.7%, a decrease of 3.5% compared to the prior year period. This was primarily driven by the impact of additional gaming duties and taxes as a result of regulatory changes and mix of revenue by geography as well as the growth in the casino vertical, which typically generates a lower gross profit margin than poker.

Gross profit (excluding depreciation and amortization) for the nine months ended September 30, 2019 decreased $107.8 million, or 12.3%, compared to the prior year period. This was also primarily driven by the decrease in revenue as described above and a reduction in gross profit margin. Gross profit margin for the nine months ended September 30, 2019 was 77.5%, a decrease of 3.8% compared to the prior year. The decreases were primarily driven by the same or substantially similar factors as listed above for the three-month period.

Operating Expenses

General and Administrative

General and administrative expenses for the three months ended September 30, 2019 increased $6.0 million, or 5.3%, compared to the prior year period. This was primarily driven by (i) up-front payments and professional fees in relation to transactions for obtaining potential market access to jurisdictions within the United States in which the Corporation currently does not operate, and (ii) increased expenses, including termination payments, associated with an operational excellence program in the quarter. For additional details with respect to the operational excellence program, see “Reconciliations” below. This was partially offset by (i) foreign exchange impacts, and (ii) impairment of goodwill and intangible assets recorded in the prior year period.

General and administrative expenses for the nine months ended September 30, 2019 increased $0.6 million, or 0.2%, compared to the prior year period. This was primarily driven by the same or substantially similar factors as listed above for the three-month period.

Sales and Marketing

Sales and marketing expenses for the three months ended September 30, 2019 increased $9.2 million, or 28.9%, compared to the prior year period. This was primarily driven by increased marketing spend in connection with the initial stages of the Corporation’s U.S. strategy, including the launch of FOX Bet in New Jersey and Pennsylvania, and FOX Sports Super 6 nationwide.

Sales and marketing expenses for the nine months ended September 30, 2019 decreased $0.8 million, or 0.7%, compared to the prior year period. This was primarily driven by investment in marketing for the World Cup in the prior year period as well as the timing of marketing spend, schedule of promotional activities and initiatives, and related commitments with respect to the same for the remainder of 2018. This was partially offset by marketing spend in connection with the initial stages of the Corporation’s U.S. strategy as noted above.

Research and Development

Research and development expenses for the three months ended September 30, 2019 increased $1.3 million, or 19.7%, compared to prior year period as the Corporation continued to invest in online gaming product offerings, including the development of new content and technology platforms.

Research and development expenses for the nine months ended September 30, 2019 increased $1.1 million, or 4.6%, compared to the prior year period. This was primarily driven by the same or substantially similar factors as listed above for the three-month period.

Key Metrics

International Segment QAUs
The segment’s combined QAUs for the three months ended September 30, 2019 was 1.9 million, a decrease of 8.5%, compared to the prior year period. The Corporation believes that this was primarily driven by (i) reduced activity in certain markets as a result of local restrictions on some methods of payment processing and on certain methods of downloading The Stars Group’s poker applications, (ii) the cessation of operations in certain markets, notably Switzerland and Slovakia, and (iii) its continued strategy of focusing on positive return CRM initiatives to attract high-value, net depositing customers (primarily recreational players), which has resulted, and may continue to result, in a decrease in certain lower value customers. Notwithstanding, the Corporation’s QAUs for this segment were positively impacted by the underlying growth and expansion of its real-money online casino product offerings. For a description of the variables and other factors that can impact QAUs, see “Non-IFRS Measures, Key Metrics and Other Data—Key Metrics and Other Data” above.

International Segment QNY
The segment’s QNY for the three months ended September 30, 2019 was $170, an increase of 1.6%, compared to the prior year period primarily due to the same or substantially similar factors impacting revenue as described above, partially offset by the decrease in QAUs noted above. The segment’s QNY calculated using Constant Currency Revenue for the three months ended September 30, 2019 was $176, an increase of 5.1% over the prior year period, which reflects growth across the Corporation’s online gaming product offerings within the segment, primarily driven by increased cross-selling of poker customers to those offerings. This cross-selling is driven in part by the Corporation’s strategy of focusing on higher value recreational players, with the Stars Rewards loyalty program encouraging gameplay across all products and lines of operations. For a description of certain variables and other factors that can impact QNY, see “Non-IFRS Measures, Key Metrics and Other Data—Key Metrics and Other Data” above.

International Segment Net Deposits

The segment’s Net Deposits for the three months ended September 30, 2019 were $309.5 million, a decrease of 7.6%, compared to the prior year period. The Corporation believes that this was primarily driven by the negative impacts from foreign exchange fluctuations, reduced customer deposits from markets impacted by local restrictions on select methods of payment processing and on certain methods of downloading The Stars Group’s poker applications as noted above, and the cessation of real-money operations in certain markets, notably Switzerland and Slovakia. This was partially offset by growth on a constant currency basis in certain other countries. For a description of certain variables and other factors that can impact Net Deposits, see “Non-IFRS Measures, Key Metrics and Other Data—Key Metrics and Other Data” above.

International Segment Stakes and Betting Net Win Margin

The segment’s Stakes for the three months ended September 30, 2019 were $228.3 million, which was relatively flat compared to the prior year period as underlying organic growth in the quarter was offset by the impact of the World Cup, which had a favorable impact on Stakes in the prior year period, and the cessation of operations in certain markets as noted above.

Stakes for the nine months ended September 30, 2019 were $752.8 million, an increase of 6.7%, compared to prior year period. The increase was primarily driven by an increase in wagering activity on a per customer basis on the International segment’s sports betting offerings, as a result of an improved product offering and the inclusion of Sky Bet by Stars in Italy as part of the International segment. This was partially offset by the same or substantially similar factors as listed above for the three-month period.

The segment’s Betting Net Win Margin for the three months ended September 30, 2019 was 7.9%, a decrease of 1.1 percentage points, compared to the prior year period. The decrease was primarily driven by operator unfavorable sporting results in the period.

The segment’s Betting Net Win Margin for the nine months ended September 30, 2019 was 7.5%, a decrease of 0.6 percentage points, compared to the prior year period. The decrease was primarily driven by the same or substantially similar factors as listed above for the three-month period. For a description of certain variables and other factors that can impact Stakes and Betting Net Win Margin, see “Non-IFRS Measures, Key Metrics and Other Data—Key Metrics and Other Data” above.

United Kingdom

As at September 30, 2019, the United Kingdom reporting segment consisted of the SBG business. The Corporation acquired SBG on July 10, 2018.

	Three Months Ended September 30,			Nine Months Ended September 30,
In thousands of U.S. Dollars (except otherwise noted)	2019	2018	% Change	2019	2018	% Change
Stakes	1,376,179	1,221,854	12.6%	4,388,530	1,221,854	259.2%
Betting Net Win Margin (%)	9.4%	7.0%	35.5%	8.0%	7.0%	14.7%

Revenue
Poker	2,851	2,884	(1.1)%	8,855	2,884	207.0%
Gaming	85,219	73,318	16.2%	268,113	73,318	265.7%
Betting	130,020	85,189	52.6%	350,960	85,189	312.0%
Other¹	8,869	6,989	26.9%	31,004	6,989	343.6%
Total revenue	226,959	168,380	34.8%	658,932	168,380	291.3%

Gross profit (excluding depreciation and amortization)	156,885	121,226	29.4%	456,031	121,226	276.2%
Gross profit margin (%)	69.1%	72.0%	(4.0)%	69.2%	72.0%	(3.9)%

General and administrative	103,634	104,487	(0.8)%	320,709	104,487	206.9%
Sales and marketing	34,327	40,224	(14.7)%	99,638	40,224	147.7%
Research and development	3,843	4,940	(22.2)%	11,714	4,940	137.1%
Operating income (loss)	15,081	(28,425)	153.1%	23,970	(28,425)	184.3%

Adjusted EBITDA[2]	77,017	28,153	173.6%	220,289	28,153	682.5%
Adjusted EBITDA Margin (%)[2]	33.9%	16.7%	103.0%	33.4%	16.7%	99.9%

_____________________________

1.
Other revenue includes $1.1 million and $3.8 million for the three and nine months ended September 30, 2019, respectively, that the Corporation excluded from its consolidated results as it related to certain non-gaming related transactions with the International segment. A corresponding exclusion in the consolidated results is recorded to sales and marketing for amounts included in the International segment in respect of these transactions. Sales and marketing includes $1.0 million for each of the three and nine months ended September 30, 2018 that the Corporation excluded from its consolidated results as it related to certain non-gaming related transactions with the International segment. A corresponding exclusion in the consolidated results for those periods is recorded to Other revenue for amounts included in the International segment in respect of these transactions.

2 Non-IFRS measure. A reconciliation to its nearest IFRS measure is provided under “Reconciliations” below.

Revenue

a)	Gaming

Gaming revenue for the three months ended September 30, 2019 increased $11.9 million, or 16.2%, compared to the prior year period. Constant Currency Revenue for Gaming for the three months ended September 30, 2019 was $90.1 million, which is $4.9 million greater than actual IFRS revenue. Excluding the impact of year-over-year changes in foreign exchange rates, such revenue for the three months ended September 30, 2019 would have increased by 22.9%. This increase was primarily driven by the timing of the SBG Acquisition, together with underlying growth benefiting from continued improvements in customer cross-sell to and from the United Kingdom segment’s gaming and betting products, as well as the continued roll-out of new and innovative content. Sky Bingo Arcade and Sky Lotto were both launched during the second quarter and contributed to continued growth during the period.

Gaming revenue for the nine months ended September 30, 2019 increased $194.8 million, or 265.7%, compared to the prior year period. This increase was primarily driven by the same or substantially similar factors as listed above for the three-month period.

b) Betting

Betting revenue for the three months ended September 30, 2019 increased $44.8 million, or 52.6%, compared to the prior year period. Constant Currency Revenue for Betting for the three months ended September 30, 2019 was $137.5 million, which is $7.5 million greater than actual IFRS revenue. Excluding the impact of year-over-year changes in foreign exchange rates, such revenue for the three months ended September 30, 2019 would have increased by 61.4%. This increase was primarily driven by a year-over-year increase Stakes, driven by continued improvements in products and offers and a year-over-year increase in Betting Net Win Margin, which was primarily the result of operator unfavorable results in the prior year period, together with the impact of the timing of the SBG Acquisition. See “United Kingdom Segment Stakes and Betting Net Win Margin” below for further details on certain of the factors impacting Betting revenue.

Betting revenue for the nine months ended September 30, 2019 increased $265.8 million, or 312.0%, compared to the prior year period. This increase was primarily driven by the same or substantially similar factors as listed above for the three-month period.

Gross Profit (Excluding Depreciation and Amortization) and Gross Profit Margin

Gross profit (excluding depreciation and amortization) for the three months ended September 30, 2019 increased $35.7 million, or 29.4%, compared to prior year period. The increase was primarily driven by the increased revenues noted above as offset by a reduction in gross profit margin as described below. Gross profit margin for the three months ended September 30, 2019 was 69.1%, a decrease of 4.0% compared to the prior year. This decrease was primarily driven by increased gaming duties as a result of an increase in the rate of remote gaming duty applied to the Poker and Gaming lines of operation in the United Kingdom from April 1, 2019.

Gross profit (excluding depreciation and amortization) for the nine months ended September 30, 2019 increased $334.8 million, or 276.2%, compared to prior year period. The increase was primarily driven by the timing of the SBG Acquisition, together with the increased revenue as noted above, as partially offset by a reduction in gross profit margin as described below. Gross profit margin for the nine months ended September 30, 2019 was 69.2%, a decrease of 3.9% compared to the prior year period. This decrease was primarily driven by the same or substantially similar factors as listed above for the three-month period.

Operating Expenses

General and Administrative

General and administrative expenses for the three months ended September 30, 2019 decreased $0.9 million, or 0.8% compared to prior year period. This decrease was primarily driven by a reduction in headcount and associated staff costs following implementation of a workforce optimization initiative within the United Kingdom segment.

General and administrative expenses for the nine months ended September 30, 2019 increased $216.2 million, or 206.9% compared to prior year period. This increase was primarily driven by the timing of the SBG Acquisition.

Sales and Marketing

Sales and marketing expenses for the three months ended September 30, 2019 decreased $5.9 million, or 14.7% compared to prior year period. This decrease was primarily driven by the impact of increased spending in the prior year period related to the World Cup.

Sales and marketing expenses for the nine months ended September 30, 2019 increased $59.4 million, or 147.7% compared to prior year period. This increase was primarily driven by the timing of the SBG Acquisition.

Research and Development

Research and development expenses for the three months ended September 30, 2019 decreased $1.1 million, or 22.2% compared to prior year period. This decrease was primarily driven by a shift in expenses from research and development to general and administrative as a result of the adoption of IFRS 16 as certain leases related to research and development activities have been capitalized and associated depreciation expense was recorded within general and administrative expenses.

Research and development expenses for the nine months ended September 30, 2019 increased $6.8 million, or 137.1% compared to prior year period. This increase was primarily driven by the timing of the SBG Acquisition.

For a description of certain seasonal trends and other factors impacting this segment’s results, see “Summary of Quarterly Results” below.

Key Metrics

United Kingdom Segment QAUs
The segment’s combined QAUs for the three months ended September 30, 2019 was 2.0 million, relatively flat compared to the prior year period. The Corporation believes that the positive impact of continued improvements in products and promotions, and in particular the successful promotional activity around the start of the English Premier League season during the quarter, was primarily offset by the positive impact of the World Cup in the prior year period. For a description of certain variables and other factors that can impact QAUs, see “Non-IFRS Measures, Key Metrics and Other Data—Key Metrics and Other Data” above.

United Kingdom Segment QNY
The segment’s QNY for the three months ended September 30, 2019 was $112, an increase of 16.4% compared to the prior year period. The segment’s QNY calculated using Constant Currency Revenue for the three months ended September 30, 2019 was $118, an increase of 23.1% over the prior year period. The increases were primarily driven by the factors impacting revenue in the quarter as discussed above. For a description of certain variables and other factors that can impact QNY, see “Non-IFRS Measures, Key Metrics and Other Data—Key Metrics and Other Data” above.

United Kingdom Segment Stakes and Betting Net Win Margin

The segment’s Stakes for the three months ended September 30, 2019 were $1.38 billion, an increase of 12.6% compared to the prior year period due to ongoing positive trends in customer acquisition, engagement and wagering activity as well as the timing of the SBG Acquisition.

Stakes for the nine months ended September 30, 2019 were $4.39 billion, an increase of 259.2% compared to the partial prior year period, largely due to the timing of the SBG Acquisition and also due to the factors listed above for the three-month period.

The segment’s Betting Net Win Margin for the three months ended September 30, 2019 was 9.4%, an increase of 2.5 percentage points compared to the prior year period, primarily due to operator unfavorable sporting results in the prior year period.

The segment’s Betting Net Win Margin for the nine months ended September 30, 2019 was 8.0%, an increase of 1.0 percentage points compared to the prior year period, primarily due to both operator unfavorable sporting results in the prior year period and the timing of the SBG Acquisition.

For a description of certain variables and other factors that can impact Stakes and Betting Net Win Margin, see “Non-IFRS Measures, Key Metrics and Other Data—Key Metrics and Other Data” above.

Australia

As at September 30, 2019, the Australia reporting segment consisted of the BetEasy business, in which the Corporation held an 80% equity interest. The Corporation acquired a 62% equity interest in BetEasy on February 27, 2018 and a further 18% interest on April 24, 2018, with BetEasy acquiring what was formerly the William Hill Australia business on the same day.

	Three Months Ended September 30,			Nine Months Ended September 30,
In thousands of U.S. Dollars (except otherwise noted)	2019	2018	% Change	2019	2018	% Change
Stakes	727,464	825,438	(11.9)%	2,224,102	1,693,164	31.4%
Betting Net Win Margin (%)	9.6%	6.3%	52.3%	8.7%	7.4%	18.8%

Revenue
Betting	70,001	52,157	34.2%	194,347	124,559	56.0%
Other	1,156	—	—%	3,054	—	—%
Total revenue	71,157	52,157	36.4%	197,401	124,559	58.5%

Gross profit (excluding depreciation and amortization)	44,377	35,154	26.2%	120,034	89,589	34.0%
Gross profit margin (%)	62.4%	67.4%	(7.5)%	60.8%	71.9%	(15.5)%

General and administrative	25,042	39,954	(37.3)%	79,945	84,561	(5.5)%
Sales and marketing	16,830	21,050	(20.0)%	40,898	37,523	9.0%
Research and development	1,267	114	1,011.4%	3,416	1,098	211.1%
Operating income (loss)	1,238	(25,964)	104.8%	(4,225)	(33,593)	87.4%

Adjusted EBITDA¹	8,655	(4,755)	282.0%	24,477	7,888	210.3%
Adjusted EBITDA Margin (%)¹	12.2%	(9.1)%	233.2%	12.4%	6.3%	96.5%
_____________________________
1 Non-IFRS measure. A reconciliation to its nearest IFRS measure is provided under “Reconciliations” below.

Revenue

Betting revenue for the three months ended September 30, 2019 increased $17.8 million, or 34.2%, compared to the prior year period. Constant Currency Revenue for Betting for the three months ended September 30, 2019 was $74.6 million, which is $4.6 million greater than actual IFRS revenue. Excluding the impact of year-over-year changes in foreign exchange rates, such revenue for the three months ended September 30, 2019 would have increased by 43.1%. This increase was primarily driven by increased Betting Net Win Margin year-over-year, offset by a decrease in Stakes year-over year. See “Key Metrics-Australia Segment Stakes and Betting Net Win Margin” below for further details on certain of the factors impacting Stakes and Betting Net Win Margin.

Betting revenue for the nine months ended September 30, 2019 increased $69.8 million, or 56.0%, compared to the prior year period. This increase was primarily driven by the timing of the Australian Acquisitions as well as the same or substantially similar factors as listed above for the three-month period.

Gross Profit (Excluding Depreciation and Amortization) and Gross Profit Margin

Gross profit (excluding depreciation and amortization) for the three months ended September 30, 2019 increased $9.2 million, or 26.2%, compared to the prior year period. The increase was primarily driven by the increased revenue noted above, as partially offset by a reduction in gross profit margin as described below. Gross profit margin for the three months ended September 30, 2019 was 62.4%, a decrease of 7.5% compared to the prior year. This decrease was primarily driven by new point of consumption taxes introduced in the majority of Australian jurisdictions towards the end of 2018 and into early 2019.

Gross profit (excluding depreciation and amortization) for the nine months ended September 30, 2019 increased $30.4 million, or 34.0%, compared to the prior year period. The increase was primarily driven by the timing of the Australian Acquisitions, as partially offset by the new point of consumption taxes as noted above. Gross profit margin for the nine months ended September 30, 2019 was 60.8%, a decrease of 15.5%, compared to the prior year period. The decrease was primarily driven by the impact of the new point of consumption taxes as noted above.

Operating Expenses

Operating expenses for the three months ended September 30, 2019 decreased $18.0 million, or 29.4%, compared to the prior year period. The decrease was primarily driven by the realization of synergies following the Australian Acquisitions.

Operating expenses for the nine months ended September 30, 2019 increased $1.1 million, or 0.9%, compared to the prior year. The increase was primarily driven by the timing of the Australian Acquisitions and successful migration of former William Hill Australia customers onto the BetEasy platform and launch of the BetEasy brand. This was partially offset by the realization of cost synergies following the Australian Acquisitions and a one-time rebrand investment in the prior period.

Key Metrics

Australia Segment QAUs
The segment’s QAUs for the three months ended September 30, 2019 was 0.2 million, a decrease of 20.5% compared to the prior year period. The Corporation believes that this was primarily a result of the significant promotion in the lead up and to support the migration of former William Hill Australia customers onto the BetEasy platform in August 2018, which positively impacted the prior year period, as well as a focus on high-value, recreational customers with the continued roll-out of MyRewards which allows for targeted, personalized promotions and an optimization of the customer base. For a description of certain variables and other factors that can impact QAUs, see “Non-IFRS Measures, Key Metrics and Other Data—Key Metrics and Other Data” above.

Australia Segment QNY
The segment’s QNY for the three months ended September 30, 2019 was $326, an increase of 68.8% compared to the prior year period. The segment’s QNY calculated using Constant Currency Revenue for the three months ended September 30, 2019 was $348, an increase of 80.0% compared to the prior year period. The increases were primarily driven by lower Betting Net Win Margin in the prior year periods driven by increased promotional investment and operator unfavorable results, together with an increased focus on high value, recreational customers, primarily through improving the customer experience as noted above. For a description of certain variables and other factors that can impact QNY, see “Non-IFRS Measures, Key Metrics and Other Data—Key Metrics and Other Data” above.

Australia Segment Stakes and Betting Net Win Margin

The segment’s Stakes for the three months ended September 30, 2019 were $727.5 million, a decrease of 11.9%, compared to the prior year period. The decrease was primarily driven by adverse foreign exchange fluctuations as noted in Revenue above, together with the positive impact on Stakes in the prior year period as a result of (i) the increased promotional spend, including special bonuses to help mitigate the potential loss of customers during the migration of former William Hill Australia customers onto the BetEasy platform and re-branding to BetEasy, (ii) the World Cup, and (iii) the recycling of winnings as a result of operator unfavorable results. In addition, Stakes were negatively impacted by decreased QAUs during the quarter as the segment increased its focus on high-value, recreational customers through the continued roll-out of MyRewards allowing for targeted, personalized promotions and an optimization of the customer base.

Stakes for the nine months ended September 30, 2019 were $2,224.1 million, an increase of 31.4%, compared to the prior year period. The increase was primarily driven by the timing of the Australian Acquisitions which was partially offset by the same or substantially similar factors impacting the third quarter noted above. This was also partially offset by the negative impact of an increased focus on high-value, recreational customers on QAUs as discussed above.

The segment’s Betting Net Win Margin for the three months ended September 30, 2019 was 9.6%, an increase of 3.3 percentage points, compared to the prior year period. The segment’s Betting Net Win Margin for the nine months ended September 30, 2019 was 8.7%, an increase of 1.4 percentage points compared to the prior year period. The increase in both periods was primarily driven by the focus on high value customers in the current year and the increased levels of promotional spend in the prior year primarily around the migration of customers and re-branding to BetEasy, combined with operator unfavorable results in the prior year periods. For a description of certain variables and other factors that can impact Stakes and Betting Net Win Margin, see “Non-IFRS Measures, Key Metrics and Other Data—Key Metrics and Other Data” above.

Corporate Cost Center

The Corporate cost center includes certain general and administrative expenses, including corporate head office expenses, acquisition-related costs and various corporate governance and regulatory costs, as well as the cost to manage the centralized corporate tax and the debt servicing functions. These Corporate cost center expenses are not allocated to the reporting segments as they do not directly relate to the operations of those segments.

	Three Months Ended September 30,			Nine Months Ended September 30,
In thousands of U.S. Dollars (except otherwise noted)	2019	2018	% Change	2019	2018	% Change
Operating expenses	88,145	10,375	749.6%	146,164	158,670	(7.9)%
Operating loss	(88,145)	(10,375)	749.6%	(146,164)	(158,670)	(7.9)%
Net financing charges	58,264	74,660	(22.0)%	173,486	273,371	(36.5)%
Income tax expense (recovery)	9,785	(13,189)	174.2%	17,768	(15,438)	215.1%
Net loss	(156,194)	(71,846)	117.4%	(337,418)	(416,603)	(19.0)%

Adjusted EBITDA[1]	(12,970)	(9,438)	(37.4)%	(42,538)	(29,662)	(43.4)%
_____________________________

[1]	Non-IFRS measure. A reconciliation to its nearest IFRS measure is provided under “Reconciliations” below.

Operating Expenses

Operating expenses for the three months ended September 30, 2019 increased $77.8 million, or 749.6%, compared to the prior year period. This was primarily driven by (i) a legal settlement during the period of $32.5 million as described in “Legal Proceedings and Regulatory Actions” below, (ii) costs incurred in connection with the Combination of $10.1 million, (iii) foreign exchange impacts, and (iv) increased professional fees unrelated to core activities, including in relation to transactions for obtaining potential access to jurisdictions within the United States in which the Corporation currently does not operate and certain investigation-related professional fees.

Operating expenses for the nine months ended September 30, 2019 decreased $12.5 million, or 7.9%, compared to prior year period. The decrease for the nine-month period was primarily driven by a decrease of $102.3 million in acquisition-related costs and deal contingent forward expenses in relation to the Acquisitions and the Combination, respectively, compared to the prior year period. This was partially offset by (i) costs incurred in relation to a legal settlement during the period, (ii) foreign exchange impacts, and (iii) increases in professional fees unrelated to core activities, including the previously announced partnership with FOX Sports and transactions in connection with obtaining potential access to jurisdictions within the United States in which the Corporation currently does not operate, and certain investigation-related professional fees.

Net Financing Charges and Income Taxes

Net financing charges and income taxes are only recorded in the Corporate cost center and as a result the variances and trends are as discussed above under “Consolidated Results of Operations and Cash Flows”.

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity

The Corporation’s principal sources of liquidity are its cash generated from operations, the Revolving Facility (as defined below) and certain other currently available funds. Currently available funds consist primarily of cash on deposit with banks and investments, which are comprised primarily of certain highly liquid, short-term investments, including money market funds. The Corporation’s working capital requirements are generally minimal during the year as its current gaming business requires customers to deposit funds prior to playing or participating in its real-money product offerings. The Corporation believes that such deposits are typically converted to revenue efficiently and on a timely basis such that operating expenditures are sufficiently covered. Management also believes that investing is a key element necessary for the continued growth of the Corporation’s customer base and the future development of new and innovative product offerings. Based on the Corporation’s currently available funds, borrowing capacity available from the Revolving Facility and its ability to access the debt and equity capital markets, if necessary, management believes that the Corporation will have the cash resources necessary to satisfy current obligations and working capital needs, and fund currently planned development and integration activities and other capital expenditures, including those with respect to the launch and operation of its planned U.S. business, as well as strategic transactions, if any, for at least the next 12 months. Notwithstanding, the state of capital markets and the Corporation’s ability to access them on favorable terms, if at all; micro and macro-economic downturns; and fluctuations of the Corporation’s operations, among other things, may influence its ability to secure the capital resources required to satisfy current or future obligations and fund future projects, strategic initiatives and support growth. For a description of the factors and risks that could affect the Corporation’s ability to generate sufficient amounts of cash and access the capital markets to maintain the Corporation’s capacity to meet its obligations and expected growth or fund development activities, see “Risk Factors and Uncertainties” above and in the 2018 Annual Information Form, including, in particular, under the headings “Risk Factors and Uncertainties—The Stars Group’s substantial indebtedness requires and will continue to require that it use a significant portion of its cash flow to make debt servicing payments, and it may not generate sufficient cash flows to meet its debt servicing obligations, which could have significant adverse consequences on it and its business” and “Credit Ratings”.

Following the SBG Acquisition and related financing, the Corporation has improved and intends to continue to improve its financial condition, including by reducing its long-term debt, through its strong cash flow generation and liquidity, including as a result of continuing to introduce new and innovative product offerings, and potentially strategically gaining global market share. For additional information regarding the Corporation’s repayment of debt, including its prepayments of portions of its USD First Lien Term Loan, see above under “Overview and Outlook—Recent Corporate and Other Developments—Prepayment of First Lien Term Loans” and note 9 in the Q3 2019 Financial Statements.

For additional information regarding the Corporation’s liquidity and capital resources, see the descriptions of the Corporation’s debt as set forth below under “Long-Term Debt” and “Revolving Facility” and the notes to the Q3 2019 Financial Statements, as well as the 2018 Annual Information Form. See also “Risk Factors and Uncertainties” above and in the 2018 Annual Information Form, particularly under the heading “Risk Factors and Uncertainties—Risks Related to the Business”.

Market Risk

The Corporation is exposed to market risks, including changes to foreign currency exchange rates and interest rates. For additional information regarding these and other risks, including risks related to Brexit, the timing and potential impact of which continue to be uncertain, and other risk categories, see the 2018 Annual Information Form, including under the heading “Risk Factors and Uncertainties”.

Foreign Currency Exchange Risk

The Corporation is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than USD. In general, the Corporation is a net receiver of currencies other than USD, primarily the EUR, GBP and AUD, which are the primary depositing currencies of the Corporation’s customers. Accordingly, changes in exchange rates, and in particular a strengthening of the USD, which is the primary currency of game play on certain of the Corporation’s product offerings within the International segment, have in the past reduced, and may in the future reduce, the purchasing power of the Corporation’s customers, thereby potentially negatively affecting the Corporation’s revenue and other operating results.

The Corporation has also experienced and will continue to experience fluctuations in its net earnings as a result of translation gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. Management monitors movements in foreign exchange rates and uses derivative financial instruments for risk management purposes and anticipates that such instruments will mitigate some of its foreign currency risk. As such, any change in cash flows associated with derivative instruments is expected to be offset by changes in cash flows related to the hedged position. However, it is difficult to predict the effect hedging activities could have on the Corporation’s results of operations and there can be no assurance that any foreign currency exchange risks will be so mitigated or that such instruments will not result in a loss. The Corporation recorded a foreign currency loss of $5.3 million and a foreign currency gain of $10.0 million in the three months ended September 30, 2019 and 2018, respectively, and foreign currency losses of $8.5 million and $59.0 million in the nine months ended September 30, 2019 and 2018, respectively. For additional information on derivatives, see also note 10 in the Q3 2019 Financial Statements and notes 2 and 19 in the 2018 Annual Financial Statements. The Corporation may in the future enter into additional derivatives or other financial instruments in an attempt to further hedge its foreign currency exchange risk.

Interest Rate Risk

The Corporation’s exposure to changes in interest rates relates primarily to interest paid on its long-term indebtedness, as well as the interest earned on and market value of its cash, money market funds and debt instruments held at fair value through other comprehensive income. The Corporation is also exposed to fair value interest rate risk on its fixed rate Senior Notes. The Corporation attempts to mitigate cashflow interest rate risk on the First Lien Term Loans through the Swap Agreements but remains exposed to cash flow interest rate risk on the unhedged elements of the First Lien Term Loans, which have variable interest rates.

As at September 30, 2019, the USD First Lien Term Loan and EUR First Lien Term Loan (as defined below) have LIBOR and EURIBOR floors, respectively, of 0% and as such, the interest rate cannot decrease below the applicable margins of 3.50% or 3.75%, respectively. Management monitors movements in the interest rates by frequently reviewing EURIBOR and LIBOR. Including the impact of the Swap Agreements, the annualized impact on earnings before taxes of a 100 basis points strengthening or weakening in the LIBOR rate would result in a decrease or increase of $1.8 million, respectively. EURIBOR is currently negative; however, if it were to turn positive by 100 basis points the annualized impact on earnings before taxes would be a decrease of $9.3 million.

The Corporation’s cash consists primarily of cash on deposit with banks and its investments consist primarily of certain highly liquid, short-term instruments, including corporate bonds, government bonds and money market funds. The Stars Group’s investment policy and strategy is focused on preservation of capital and supporting its liquidity requirements, not on generating trading profits. Changes in interest rates affect the interest earned on the Corporation’s cash and investments and the market value of those investments. However, any realized gains or losses resulting from such interest rate changes would occur only if it sold the investments prior to maturity.

In July 2017, the Financial Conduct Authority (“FCA”), which regulates LIBOR, announced it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. As a result, the Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee (“ARRC”), which identified the Secured Overnight Financing Rate as its preferred alternative rate for USD LIBOR in derivatives and other financial contracts. Other benchmark rates including EURIBOR are also impacted by this reform and the European Central Bank has identified the Euro Short Term Rate as its preferred alternative rate for EURIBOR in derivatives and other financial contracts. The Corporation is not able to predict when USD-LIBOR or EURIBOR will cease to be available or when there will be sufficient liquidity in the alternative markets. Any changes adopted by the FCA or other governing bodies in the method used for determining USD-LIBOR and EURIBOR may result in a sudden or prolonged increase or decrease in reported USD-LIBOR and EURIBOR. If that were to occur, the Corporation’s interest payments could change. In addition, uncertainty about the extent and manner of future changes may result in interest rates and/or payments that are higher or lower than if USD-LIBOR and EURIBOR were to remain available in their current form. For additional details refer to “Recent Accounting Pronouncements”.
Liquidity Risk

The Corporation is also exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Corporation manages liquidity risk by continuously monitoring its forecasted and actual cash flows, and matching maturity profiles of financial assets and liabilities. The Corporation’s objective is to maintain a balance between continuity of funding and flexibility through borrowing facilities available through its lenders. The Corporation’s policy is to seek to ensure adequate funding is available from operations, established lending facilities and other sources, including the debt and equity capital markets, as required. Notwithstanding, the Corporation’s ability to secure the capital resources required to satisfy its current or future obligations could be impacted by, among other things, the state of capital markets, micro and macro-economic downturns, and fluctuations of the Corporation’s operations.

During the three and nine months ended September 30, 2019, there were no material changes to the Corporation’s liquidity risk exposures or its contractual obligations. Notwithstanding, on May 8, 2019, the Corporation and FOX Sports, a unit of FOX, announced plans to launch FOX Bet, the first-of-its kind national media and sports wagering partnership in the United States and entered into a commercial agreement of up to 25 years. For additional information about the FOX Sports relationship, see note 16 in the Q3 2019 Financial Statements.

Long-Term Debt

The following is a summary of long-term debt outstanding as at September 30, 2019 and December 31, 2018:

In thousands of U.S. Dollars (except as noted)	Contractual interest rate	September 30, 2019 Principal outstanding balance in currency of borrowing	September 30, 2019 Carrying amount in USD	December 31, 2018 Principal outstanding balance in currency of borrowing	December 31, 2018 Carrying amount in USD
USD First Lien Term Loan	5.83%	3,180,313	3,115,828	3,557,125	3,479,823
EUR First Lien Term Loan	3.75%	850,000	908,696	850,000	951,980
Senior Notes	7.00%	1,000,000	981,258	1,000,000	980,008
Loan payable to non-controlling interest	0.00%	56,936	38,437	49,936	35,147
Total long-term debt			5,044,219		5,446,958
Current portion			35,750		35,750
Non-current portion			5,008,469		5,411,208

The decrease in outstanding long-term debt from December 31, 2018 to September 30, 2019 was primarily the result of principal repayments on the USD First Lien Term Loan, including prepayments of $100.0 million on February 22, 2019 and $250.0 million on May 14, 2019. On October 15, 2019, the Corporation prepaid a further $100.0 million. For additional information regarding the Corporation’s outstanding long-term debt, see note 9 in the Q3 2019 Financial Statements.

The contractual principal repayments over the next five years of the Corporation’s long-term debt outstanding as at September 30, 2019, amount to the following:

In thousands of U.S. Dollars	<1 Year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	>5 Years
USD First Lien Term Loan	35,750	35,750	35,750	35,750	35,750	3,001,563
EUR First Lien Term Loan	—	—	—	—	—	927,376
Senior Notes	—	—	—	—	—	1,000,000
Loan payable to non-controlling interest	—	38,437	—	—	—	—
Total	35,750	74,187	35,750	35,750	35,750	4,928,939
As at September 30, 2019, the Corporation’s outstanding long-term debt consisted of: (i) a first lien revolving facility (the “Revolving Facility”); (ii) a USD first lien term loan (the “USD First Lien Term Loan”); (iii) a EUR first lien term loan (the “EUR First Lien Term Loan” and, together with the USD First Lien Term Loan, the “First Lien Term Loans”); (iv) 7.00% Senior Notes (the “Senior Notes”); and (v) a loan payable to the holders of the non-controlling interest of BetEasy.

The credit agreement governing the Revolving Facility and First Lien Term Loans contains customary restrictive covenants and also provides for customary mandatory prepayments, including an excess cash flow sweep. See note 17 in the 2018 Annual Financial Statements for further information in respect of the restrictive covenants. As at September 30, 2019, the Corporation was in compliance with all covenants under the credit agreement.

The indenture governing the Senior Notes (the “Indenture”) provides the holders of the Senior Notes with customary rights, including the right to require Stars Group Holdings B.V. to offer to repurchase the Senior Notes in limited circumstances and it also provides the Issuers (as defined below) with the right to redeem some or all of the Senior Notes at defined redemption prices based on when the redemption occurs. The Senior Notes include, among other terms and conditions, certain customary limitations on the Issuers’ ability to take certain actions or engage in certain activities. See note 17 in the 2018 Annual Financial Statements for further information in respect of the terms and conditions of the Indenture and Senior Notes.

Revolving Facility

Maturing on July 10, 2023, the Revolving Facility is for $700 million and has a margin of 3.25% above the applicable LIBOR rate. The margin for the Revolving Facility is subject to leverage-based step-downs. The commitment fee on the Revolving Facility varies based on first lien leverage and ranges from 0.250% to 0.375%. Borrowings under the Revolving Facility are subject to the satisfaction of customary conditions, including the absence of a default and compliance with certain representations and warranties. To the extent the Corporation’s aggregate drawings on and certain letters of credit against the Revolving Facility exceed 35% of the Revolving Facility, the Corporation must comply on a quarterly basis with a maximum net first lien senior secured leverage ratio of 6.75 to 1.00.

The Revolving Facility can be used for working capital needs and for general corporate purposes. As at September 30, 2019, the Corporation had no funds drawn under the Revolving Facility, but had $74.0 million of letters of credit issued but undrawn thereunder relating to, among other things, the Kentucky bond collateral (as described in the 2018 Annual Financial Statements). Availability under the Revolving Facility as at the date hereof is $625.9 million.

First Lien Term Loans

The First Lien Term Loans consist of a $3.2 billion USD First Lien Term Loan priced at LIBOR plus 3.50% and a €850 million EUR First Lien Term Loan priced at EURIBOR plus 3.75%, each with a maturity date of July 10, 2025 and a floor of 0%. The USD First Lien Term Loan requires scheduled quarterly payments in amounts equal to 0.25% of the initial principal amount of $3.58 billion, with the balance due at maturity. There is no amortization on the EUR First Lien Term Loan. On October 15, 2019, the Corporation prepaid $100.0 million, including accrued and unpaid interest, of its USD First Lien Term Loan, using cash on its balance sheet.

7.00% Senior Notes

On July 10, 2018, two of the Corporation’s subsidiaries, Stars Group Holdings B.V. and Stars Group (US) Co-Borrower, LLC (the “Issuers”), issued the 7.00% Senior Notes due 2026 in an aggregate principal amount of $1.00 billion. The Senior Notes mature on July 15, 2026. Interest on the Senior Notes is payable semi-annually on January 15 and July 15 of each year. The Senior Notes are guaranteed by each of the Issuers’ restricted subsidiaries that guarantees the Revolving Facility. The Senior Notes are the Issuers’ senior unsecured obligations and rank equally in right of payment with all of the Issuers’ existing and future senior indebtedness. As at September 30, 2019, the aggregate principal amount of outstanding Senior Notes is $1.00 billion.

Loan Payable to Non-Controlling Interest

During the year ended December 31, 2018, the holders of the non-controlling interest in BetEasy made a shareholder loan to a subsidiary of the Corporation. As at September 30, 2019, the outstanding loan balance was $38.4 million (AUD$56.9 million) as compared to $35.1 million (AUD$49.9 million) at December 31, 2018. The loan is non-interest bearing and repayable on the earlier of nine years and 364 days from the date of advance and the date of completion of the 20% put-call option related to the Australian Acquisitions.

Hedging Activities

As part of managing the Corporation’s exposure to foreign exchange risk and interest rate risk, during the year ended December 31, 2018, the Corporation entered into cross-currency interest rate swap and interest rate swap agreements (collectively, the “Swap Agreements”), each as described below.

The Corporation has USD-EUR cross-currency interest rate swap agreements with an initial notional amount of €1.99 billion ($2.33 billion), which fix the USD to EUR exchange rate at 1.167 and fix the Euro interest payments at an average interest rate of 3.6%, as well as EUR-GBP cross-currency interest rate swap agreements with an initial notional amount of £1.00 billion (€1.12 billion), which fix the EUR to GBP exchange rate at 0.889 and fix the GBP interest payments at an average interest rate of 5.4%. The cross-currency interest rate swaps have a profile that amortizes in line with the USD First Lien Term Loan and each are set to mature in July 2023. The Corporation also has an amortizing USD interest rate swap agreement with an initial notional amount of $700 million, which is set to mature in July 2023, and swaps USD three-month LIBOR to a fixed interest rate of 2.82%.

The USD-EUR cross-currency interest rate swap agreements and the USD interest rate swap agreements are designated as cash flow hedges. The effective portion of the Corporation’s cash flow hedges is recognized in the consolidated statements of comprehensive income (loss) until reclassified into the consolidated statements of earnings in the same period the hedged transaction affects earnings.

The EUR-GBP cross-currency interest rate swap agreements are designated as a net investment hedge of the Corporation’s GBP functional currency subsidiaries. Accordingly, the portion of the translation impact arising from the translation of the GBP-denominated liabilities that was determined to be an effective hedge during the period was recognized in the consolidated statements of comprehensive income (loss), counterbalancing a portion of the translation impact arising from translation of the Corporation’s net investment in its GBP foreign operations.

The Corporation has also designated a portion of the carrying amount of the USD First Lien Term Loan and the carrying amount of the Senior Notes as a net investment hedge in the Corporation’s USD functional currency subsidiaries. Accordingly, the portion of the translation impact arising from the translation of the USD-denominated liabilities that was determined to be an effective hedge during the period was recognized in the consolidated statements of comprehensive income (loss), counterbalancing a portion of the translation impact arising from translation of the Corporation’s net investment in its USD foreign operations.

The Corporation evaluates the effectiveness of its cash flow and net investment hedges for each reporting period. In respect of its cash flow hedges, in the three months ended September 30, 2019 and 2018, the Corporation recorded $2.7 million and $(11.9) million of ineffectiveness, respectively, and $10.2 million and $(11.9) million of ineffectiveness in the nine months ended September 30, 2019 and 2018, respectively. In respect of its net investment hedges, no ineffectiveness was recorded for those same periods.

RECONCILIATIONS

To supplement its Q3 2019 Financial Statements presented in accordance with IFRS, the Corporation considers certain financial measures that are not prepared in accordance with IFRS, including those set forth below. See “Non-IFRS Measures, Key Metrics and Other Data” above. The tables below present reconciliations of Adjusted EBITDA, Adjusted Net Earnings, Adjusted Diluted Net Earnings per Share, and Free Cash Flow, each as presented in this MD&A. The Corporation does not provide a reconciliation for the numerator of QNY as the revenue components thereof (i.e., Poker, Gaming and Betting, as applicable) and Other revenue are set forth in “Segment Results of Operations” above.

Adjusted EBITDA

	Three Months Ended September 30, 2019
In thousands of U.S. Dollars	International	United Kingdom	Australia	Corporate	Consolidated
Net earnings (loss)	88,160	15,081	1,238	(156,194)	(51,715)

Income tax expense	—	—	—	(9,785)	(9,785)
Net financing charges	—	—	—	(58,264)	(58,264)

Operating income (loss)	88,160	15,081	1,238	(88,145)	16,334

Depreciation and amortization	38,315	58,287	8,777	211	105,590
Add (deduct) the impact of the following:
Acquisition-related costs and deal contingent forwards	—	—	—	10,139	10,139
Stock-based compensation[1]	—	—	—	6,049	6,049
Gains from investments	(185)	—	—	—	(185)
Impairment of intangible assets	1	134	—	—	135
Other costs (income)	40,931	3,515	(1,360)	58,776	101,862
Total adjusting items	40,747	3,649	(1,360)	74,964	118,000

Adjusted EBITDA	167,222	77,017	8,655	(12,970)	239,924

	Nine Months Ended September 30, 2019
In thousands of U.S. Dollars	International	United Kingdom	Australia	Corporate	Consolidated
Net earnings (loss)	298,245	23,970	(4,225)	(337,418)	(19,428)

Income tax expense	—	—	—	(17,768)	(17,768)
Net financing charges	—	—	—	(173,486)	(173,486)

Operating income (loss)	298,245	23,970	(4,225)	(146,164)	171,826

Depreciation and amortization	115,671	180,104	27,623	567	323,965
Add (deduct) the impact of the following:
Acquisition-related costs and deal contingent forwards	—	—	—	10,139	10,139
Stock-based compensation[1]	—	—	—	13,511	13,511
(Gains) losses from investments	(715)	44	—	93	(578)
Impairment of intangible assets	12	2,775	—	—	2,787
Other costs	56,572	13,396	1,079	79,316	150,363
Total adjusting items	55,869	16,215	1,079	103,059	176,222

Adjusted EBITDA	469,785	220,289	24,477	(42,538)	672,013

	Three Months Ended September 30, 2018
In thousands of U.S. Dollars	International	United Kingdom	Australia	Corporate	Consolidated
Net earnings (loss)	135,965	(28,425)	(25,964)	(71,846)	9,730

Income tax recovery	—	—	—	13,189	13,189
Net financing charges	—	—	—	(74,660)	(74,660)

Operating income (loss)	135,965	(28,425)	(25,964)	(10,375)	71,201

Depreciation and amortization	34,398	53,642	10,855	43	98,938
Add (deduct) the impact of the following:
Acquisition-related costs and deal contingent forwards	—	—	—	1,667	1,667
Stock-based compensation[1]	—	—	—	3,154	3,154
Loss from investments and associates	123	—	—	—	123
Impairment of intangible assets	3,869	—	—	—	3,869
Other costs (income)	9,937	2,936	10,354	(3,927)	19,300
Total adjusting items	13,929	2,936	10,354	894	28,113

Adjusted EBITDA	184,292	28,153	(4,755)	(9,438)	198,252

	Nine Months Ended September 30, 2018
In thousands of U.S. Dollars	International	United Kingdom	Australia	Corporate	Consolidated
Net earnings (loss)	407,888	(28,425)	(33,593)	(416,603)	(70,733)

Income tax recovery	—	—	—	15,438	15,438
Net financing charges	—	—	—	(273,371)	(273,371)
Net earnings from associates	1,068	—	—	—	1,068

Operating income (loss)	406,820	(28,425)	(33,593)	(158,670)	186,132

Depreciation and amortization	108,354	53,642	20,723	62	182,781
Add the impact of the following:
Acquisition-related costs and deal contingent forwards	—	—	—	112,485	112,485
Stock-based compensation[1]	—	—	—	8,802	8,802
Loss from investments and associates	370	—	—	—	370
Impairment of intangible assets	4,943	—	—	—	4,943
Other costs	14,679	2,936	20,758	7,659	46,032
Total adjusting items	19,992	2,936	20,758	128,946	172,632

Adjusted EBITDA	535,166	28,153	7,888	(29,662)	541,545

Adjusted Net Earnings and Adjusted Diluted Net Earnings per Share

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands of U.S. Dollars (except per share amounts)	2019	2018	2019	2018
Net (loss) earnings	(51,715)	9,730	(19,428)	(70,733)
Income tax recovery (expense)	9,785	(13,189)	17,768	(15,438)
Loss before income taxes	(41,930)	(3,459)	(1,660)	(86,171)
Add (deduct) the impact of the following:
Interest accretion[2]	5,574	8,984	27,931	30,064
Loss on debt extinguishment	—	18,521	—	143,497
Loss (gain) on re-measurement of contingent consideration[2]	—	5,056	(12,713)	8,753
Gain on re-measurement of embedded derivative[2]	(15,400)	(11,300)	(50,200)	(11,300)
Unrealized foreign exchange loss on financial instruments associated with financing activities	5,811	300	7,151	300
Ineffectiveness on cash flow hedges[2]	2,684	(11,949)	10,248	(11,949)
Acquisition-related costs and deal contingent forwards	10,139	1,667	10,139	112,485
Amortization of acquisition intangibles[2]	84,136	92,107	261,880	154,965
Stock-based compensation[1]	6,049	3,154	13,511	8,802
(Gain) loss from investments and earnings from associates	(185)	123	(578)	(698)
Impairment of intangible assets	135	3,869	2,787	4,943
Other costs	101,862	19,300	150,363	46,032
Adjust for income tax expense	(13,535)	(6,873)	(30,450)	(10,438)
Adjusted Net Earnings	145,340	119,500	388,409	389,285
Adjusted Net Earnings attributable to
Shareholders of The Stars Group Inc.	144,769	119,961	386,179	389,430
Non-controlling interest	571	(461)	2,230	(145)

Adjusted Net Earnings	145,340	119,500	388,409	389,285

Diluted Shares	288,759,876	269,526,633	281,853,401	232,640,294
Adjusted Diluted Net Earnings per Share	0.50	0.45	1.37	1.67

The table below presents certain items comprising “Other (income) costs” in the Adjusted EBITDA, Adjusted Net Earnings and Adjusted Diluted Net Earnings per Share reconciliation tables above:

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands of U.S. Dollars	2019	2018	2019	2018
Integration costs of acquired businesses	4,275	17,088	17,197	28,555
Financial (income) expenses	(524)	(5,248)	1,589	(3,199)
Restructuring expenses[3]	22,304	4,486	28,533	6,544
AMF, foreign payments and other investigation and related professional fees[4]	6,803	(888)	16,023	3,771
Lobbying (US and Non-US) and other legal expenses[5]	5,579	4,260	12,141	9,918
Professional fees in connection with non-core activities[6]	8,407	1,423	18,870	1,976
Retention bonuses	—	25	—	259
Loss on disposal of assets	393	—	—	41
Austria gaming duty	—	(3,679)	—	(3,679)
Acquisition of market access rights	22,500	—	22,500	—
Legal settlement[7]	32,500	—	32,500	—
Other	(375)	1,833	1,010	1,846
Other costs	101,862	19,300	150,363	46,032

Free Cash Flow

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands of U.S. Dollars	2019	2018	2019	2018
Net cash inflows from operating activities	196,892	73,227	480,485	369,307
Customer deposit liability movement	3,108	1,552	762	(12,349)
	200,000	74,779	481,247	356,958
Capital expenditure:
Additions to deferred development costs	(20,183)	(16,496)	(59,216)	(32,686)
Additions to property and equipment	(7,673)	(9,530)	(15,851)	(18,791)
Additions to intangible assets	(2,816)	(4,426)	(21,321)	(16,268)
Interest paid	(86,028)	(62,113)	(228,313)	(128,391)
Debt servicing cash flows (excluding voluntary prepayments)	(13,149)	(8,937)	(39,088)	(20,430)
Free Cash Flow	70,151	(26,723)	117,458	140,392

United Kingdom Segment QNY

The table below presents proforma revenue for the United Kingdom segment for the three months ended September 30, 2018, which includes revenue earned by SBG prior to the SBG Acquisition from July 1, 2018 through July 9, 2018, for use in the calculation of the numerator of QNY for the United Kingdom segment for the applicable period:

In thousands of U.S. Dollars	$
Revenue as reported for the quarter ended September 30, 2018
Poker	2,884
Gaming	73,318
Betting	85,189
Total	161,391
Add: pre-acquisition revenue	28,018
Revenue as adjusted for QNY	189,409
_____________________________

[1]	Stock-based compensation expense is excluded from Adjusted EBITDA primarily due to its discretionary nature.

[2]
Interest accretion, gains or losses on the re-measurement of contingent consideration and an embedded derivative recognized in respect of the Senior Notes, ineffectiveness on cash flow hedges, and amortization of intangible assets resulting from purchase price allocations following acquisitions are excluded from Adjusted Net Earnings as these are accounting adjustments that are not representative of underlying cash operating activities or expenses of the Corporation.

[3]
Restructuring expenses relate to certain operational and staff restructuring programs implemented following the Acquisitions, and certain of the Corporation’s recent strategic cost savings initiatives (i.e., referred to by the Corporation as “operational excellence” or “operational efficiency” programs). Management does not consider such expenses to be part of its ongoing core operating activities or expenses. “Termination of employment agreements” presented in prior periods is now included in restructuring expenses. Following and as a result of the restructuring programs and efforts to achieve expected cost synergies related to the Acquisitions in the United Kingdom and Australia segments, during the three and nine-months ended September 30, 2019, the Corporation reassessed its fixed-cost base within the International segment and Corporate cost center and implemented an operational excellence program to optimize the same, including a reduction in headcount and the relocation of certain roles across and within applicable geographies. As a result, costs related to this program that are excluded from Adjusted EBITDA for the three and nine months ended September 30, 2019 include (i) $14.6 million and $19.5 million, respectively, of accrued termination payments recognized under IAS 37, Provisions, contingent liabilities and contingent assets and IAS 19, Employee benefits and (ii) $7.7 million and $9.0 million, respectively, for salaries and associated compensation relating to roles that are either being made redundant or that are expected to be relocated (for relocations, to the extent that such salaries and associated compensation exceeds or will exceed the same in the new location for the respective relocated roles). The Corporation expects to continue excluding such costs from Adjusted EBITDA through the respective termination or relocation dates of the impacted personnel.

[4]
Autorité des marchés financiers (“AMF”), foreign payments and other investigation and related professional fees relate to those matters described in this MD&A and the 2018 Annual Information Form under the heading “Legal Proceedings and Regulatory Actions”. On June 6, 2019, the AMF advised the Corporation that it had closed its investigation and no charges will be laid against the Corporation or any of its current directors or officers in connection with the previously reported AMF investigation and related matters.

[5]
The Corporation excludes certain lobbying and legal expenses in jurisdictions where it is actively seeking licensure or similar approval because management believes that the Corporation’s incremental cost of these lobbying and legal expenses in such jurisdictions is generally higher than its peers given liabilities and related issues primarily stemming from periods prior to the acquisition of the Stars Interactive Group in 2014 or from matters not directly involving the Corporation or its current business.

[6]
Professional fees in connection with non-core activities are excluded from Adjusted EBITDA as these expenses are not representative of the underlying operations. Such professional fees include those related to litigation matters, incremental accounting and audit fees incurred in connection with the integration of the Acquisitions, including as it relates to internal controls with respect to the same, and the previously announced partnership with FOX Sports and transactions in connection with obtaining and securing potential market access to certain U.S. states in which the Corporation currently does not operate.

[7]	For additional information see below under the heading “Legal Proceedings and Regulatory Actions” and note 6 of the Q3 2019 Financial Statements.

SUMMARY OF QUARTERLY RESULTS

The following financial data for each of the eight most recently completed quarters has been prepared in accordance with IFRS. The presentation currency for each period presented below was and remains the U.S. dollar.

	For the three months ended
In thousands of U.S. Dollars (except per share amounts)	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,
	2017	2018	2018	2018	2018	2019	2019	2019
Revenue	360,250	392,891	411,512	571,983	652,852	580,384	637,618	622,484
Gross profit	290,358	312,627	327,875	442,757	486,815	417,748	463,708	456,459
Operating income	112,266	113,866	1,064	71,201	67,090	61,537	93,955	16,334
Net (loss) earnings	47,175	74,361	(154,824)	9,730	(38,173)	27,658	4,629	(51,715)
Basic net (loss) earnings per Common Share	$0.32	$0.51	$(1.01)	$0.06	$(0.14)	$0.10	$0.02	$(0.18)
Diluted net (loss) earnings per Common Share	$0.23	$0.36	$(1.01)	$0.06	$(0.14)	$0.10	$0.02	$(0.18)

Over the past eight quarters, the Corporation’s quarterly revenue has generally increased quarter-over-quarter. Revenue decreased for the three months ended March 31, 2019 compared to the immediately preceding quarter primarily as a result of the negative impact of a lower than the long-term historical average Betting Net Win Margin. Revenue decreased for the three months ended September 30, 2019 compared to the immediately preceding quarter primarily as a result of a decrease in revenue in the International segment as discussed above under “Segment Results of Operations”. The growth shown above was primarily driven by the positive impact of the Acquisitions.

For a discussion of results, trends and variances, including the impact of foreign currency fluctuations, over the three and nine months ended September 30, 2019 and 2018, see “Consolidated Results of Operations and Cash Flows”, “Segment Results of Operations” and “Liquidity and Capital Resources” contained in this MD&A.

The Corporation’s consolidated and segmental results of operations can fluctuate due to seasonal trends and other factors. The Corporation believes that the climate and weather in geographies where its customers reside tend to impact, among other things, revenue from operations, key metrics and customer activity, and as such, historically those have been generally higher in the first and fourth quarters than in the second and third quarters. The Betting operations (and thus the financial performance) of the Corporation are also subject to the seasonal variations dictated by various sports calendars. A significant portion of the Corporation’s Betting revenue is and will continue to be generated from bets placed on European football, which has an off-season in the summer that can cause a corresponding temporary decrease in its Betting revenue, and betting on horse racing. The Australian Football League and the National Rugby League comprises a large portion of Betting revenue in the Australia segment. In addition, the Corporation currently expects a growing portion of its Betting revenues to be derived from sporting events and leagues based in emerging markets, such as the United States, which have different sports calendars than those in other established markets, such as Europe and Australia. The Corporation’s revenue may also be affected by the scheduling of major sporting events that do not occur annually, such as the World Cup and the UEFA European Championships and other major sporting events globally. In addition, certain individuals or teams advancing or failing to advance and their scores and other results within specific tournaments, games or events may have adverse consequences on the Corporation’s financial performance. Also, the cancellation of sporting events and races could negatively impact Stakes and revenue.

With respect to online Betting, revenue generally fluctuates in line with Betting Net Win Margin. However, the impact on revenue may be mitigated by the impact of Betting Net Win Margin on Stakes, which can fluctuate inversely with such margins. As a result, prolonged periods of high Betting Net Win Margin can negatively impact customer experience, enjoyment and engagement levels, thus resulting in lower customer betting and/or gaming activity levels. Conversely, while periods of low Betting Net Win Margin tend to negatively impact revenue, this may be partially mitigated by increased customer wagering volume (generally referred to as recycling of winnings) due to the positive impact of customer-favorable results on customer experience, enjoyment and engagement. Further, changes to the Corporation’s use of various offsets to revenue including free bets, bonuses and promotions, and/or loyalty program rewards impact reported revenue, which could also cause fluctuations. As such, results for any quarter are not necessarily indicative of the results that may be achieved in another quarter or for the full fiscal year. There can be no assurance that the seasonal trends and other factors that have impacted the Corporation’s historical results will repeat in future periods as the Corporation cannot influence or forecast many of these factors. For other factors that may cause its results to fluctuate, including market risks, such as foreign exchange risks, see “Overview and Outlook” above, “Risk Factors and Uncertainties” above, and the 2018 Annual Information Form, including under the headings “Risk Factors and Uncertainties” and “Business of the Corporation—Seasonality and Other Factors Impacting the Business” therein.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For a description of the Corporation’s significant accounting policies, critical accounting estimates and judgments, and related information, see note 2 to the Q3 2019 Financial Statements. Below are the Corporation’s new significant accounting policies and its critical accounting estimates and judgments during the three and nine months ended September 30, 2019.

IFRS 16, Leases

The Corporation adopted IFRS 16 effective January 1, 2019. See note 15 to the Q3 2019 Financial Statements. In preparation for the first-time application of IFRS 16, the Corporation carried out an implementation project, which has shown that the new definition in IFRS 16 did not significantly change the scope of the Corporation’s contracts that meet the definition of a lease.

IFRS 16 introduces significant changes to lessee accounting by removing the distinction between operating and finance lease requirements and adding a requirement to recognize a right-of-use asset and a lease liability at the commencement of all leases except short-term leases and leases of low-value assets for which the election to recognize a lease expense on a straight-line basis has been applied. The requirements for lessor accounting have remained substantially unchanged. The Corporation applied IFRS 16 using the modified retrospective approach, with right-of-use assets being measured at an amount equal to the lease liability, adjusted for any amount of applicable prepaid or accrued lease payments recognized on the statement of financial position as at December 31, 2018. As a result, there was no restatement of the comparative period. IFRS 16 determines whether a contract contains a lease on the basis of whether the customer has the right to control the use of an identified asset for a period of time in exchange for applicable consideration.

The Corporation applied the following transitional-related elections available upon transition to IFRS 16:

•	Hindsight in the determination of right-of-use assets and lease liabilities on transition;

•
Reliance on the assessment of whether leases are onerous by applying IAS 37, Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application as an alternative to performing an impairment review;

•	Exclusion of initial direct costs from the measurement of right-of-use assets on transition; and

•	No recognition of right-of-use assets and lease liabilities for leases expiring within 12 months of adoption of IFRS 16.

The Corporation as a Lessee

The Corporation assesses whether a contract is or contains a lease at the inception of the applicable contract. IFRS 16 changes how the Corporation accounts for leases that it otherwise would have previously classified as operating leases under IAS 17, Leases (“IAS 17”). Under IFRS 16, for all leases except as noted above, the Corporation:

a)	Recognizes a right-of-use asset and a lease liability in the consolidated statement of financial position, initially measured at the present value of future lease payments;

b)
Recognizes depreciation of right-of-use assets and interest on lease liabilities in the consolidated statement of profit or loss as part of general and administrative expense and other interest expense within net financing charges, respectively; and

c)
Separates the total amount of cash payments in relation to lease liabilities into a principal portion and interest (each presented within financing activities) in the consolidated statement of cash flows.

Lease incentives are recognized as part of the measurement of right-of-use assets and as part of lease liabilities, except if received prior to lease commencement, while under IAS 17 they resulted in the recognition of a lease incentive liability, and were amortized as a reduction of rental expense on a straight-line basis.

Under IFRS 16, right-of-use assets are tested for impairment in accordance with IAS 36, Impairment of Assets, which replaces the previous requirement to recognize a provision for onerous lease contracts.

For short-term leases (lease term of 12 months or less) and leases of low-value assets, such as personal computers and office furniture, the Corporation has opted to recognize a lease expense on a straight-line basis as permitted by IFRS 16.

The lease liability is initially measured at the present value of the future lease payments, discounted by using the interest rate implicit in the lease. If this rate cannot be readily determined, the Corporation uses its incremental borrowing rate at the lease commencement date. The Corporation subsequently measures the lease liability by increasing the carrying amount to reflect interest on the lease liability and by reducing the carrying amount to reflect the lease payments made.

Lease payments included in the measurement of the lease liability include:

•	Fixed lease payments (including in-substance fixed payments), less any lease incentives;

•	Variable lease payments that depend on an index or rate initially measured using the index or rate at the commencement date;

•	Amount expected to be payable by the lessee under residual value guarantees;

•	The exercise price of purchase options if the lessee is reasonably certain to exercise the options; and

•	Payments of penalties for terminating the lease if the lease includes an option to terminate the lease.

The Corporation remeasures the lease liability and makes a corresponding adjustment to the related right-of-use asset whenever:

•
The lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;

•
The lease payments change due to changes in an index or rate or change in expected payment under a guaranteed residual value, in which case the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used); or

•
A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement of the lease, and any initial costs. They are then subsequently measured at cost less accumulated depreciation and impairment losses. Right-of-use assets are depreciated over the shorter of the lease term and the useful life of the underlying asset.

Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability or right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers such payments occurs.

As a practical expedient, IFRS 16 permits a lessee to account for any lease and associated non-lease components as a single arrangement instead of separating the non-lease components. The Corporation has applied this practical expedient.

The Corporation as a Lessor

The Corporation does not currently have any material contracts where the Corporation acts as a lessor.

IFRIC 23, Uncertainty over Income Tax Treatments

The Corporation adopted IFRIC 23 effective January 1, 2019. Where uncertain tax treatments exist, the Corporation assesses whether it is probable that a tax authority will accept the uncertain tax treatment applied or proposed to be applied in its income tax filings. The Corporation assesses for each uncertain tax treatment whether it should be considered independently or whether some tax treatments should be considered together based on what the Corporation believes provides a better prediction of the resolution of the uncertainty. The Corporation considers whether it is probable that the relevant authority will accept each uncertain tax treatment, or group of uncertain tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. The adoption of the interpretation did not have a material impact on the Q3 2019 Financial Statements.

IFRS 2, Share-based Payment

For share-based payment transactions that may be settled in cash on the occurrence of a contingent event which is in the control of neither the Corporation nor the counterparty to the payment (“Contingently cash-settled share-based payments”), the Corporation applies the “probable” approach. Under this approach, the share-based payment is classified as either cash-settled or equity-settled in its entirety depending on which outcome is probable at each reporting date. Any change in the probable method of settlement is treated as a change in accounting estimate, with the cumulative expense updated to reflect the appropriate charge for the method of settlement now considered probable.

Key sources of estimation uncertainty

Determining the carrying amounts of some assets and liabilities requires estimation of the effects of uncertain future events on those assets and liabilities at the end of the reporting period. The following discussion sets forth key sources of estimation uncertainty at the end of the reporting period that management believes have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Goodwill impairment

At least annually, the Corporation tests whether goodwill is subject to any impairment in accordance with the applicable accounting policy set forth in note 2 of the 2018 Annual Financial Statements. The Corporation completed its annual goodwill impairment testing as at December 31, 2018.

The recoverable amount for any cash-generating unit (“CGU”) or group of CGUs is determined based on the higher of fair value less costs to sell and value in use. Both valuation approaches require management to use judgments and estimates. Goodwill impairment exists when the carrying value of a CGU or group of CGUs exceeds its recoverable amount. Estimates used in determining the recoverable amount include but are not limited to expected cash flows, growth rates, capital expenditures and discount rates. A change in future earnings or any other assumptions may have a material impact on the fair value of a CGU or group of CGUs, and could result in an impairment loss. See note 11 of the 2018 Annual Financial Statements.

Valuation of deferred contingent payment on acquisition of non-controlling interest

As part of the previously disclosed incremental acquisition of an 18% equity interest in BetEasy, the holders of the non-controlling interest in BetEasy will be entitled to an additional payment of up to AUD $232 million in 2020, subject to certain performance conditions primarily related to its EBITDA, and payable in cash and/or additional Common Shares at The Stars Group’s discretion. The Corporation considered this additional payment to be a contingent consideration and accounted for it as part of the purchase price related to the acquisition of the 18% equity interest in BetEasy. The deferred contingent payment is subsequently recorded at fair value at each balance sheet date, with re-measurements recorded within net financing charges. In valuing the deferred contingent payment, the Corporation used the expected present value approach as at September 30, 2019. At December 31, 2018, the Corporation used a risk-neutral derivative-based simulation of the underlying EBITDA forecast and a discount rate of 10.5%, considering the term of the deferred contingent payment period and credit risk and applied a volatility of historical EBITDA for comparable companies of 25.0%, which was based on historical performance and market indicators. See notes 3 and 14 to the Q3 2019 Financial Statements.

Uncertain tax treatments

Determining the Corporation’s income tax and its provisions for income taxes involves a significant degree of estimation and judgment, particularly in respect of open tax returns relating to prior years where the liabilities remain to be agreed with the local tax authorities. The Corporation is also subject to tax audits and has a number of open tax inquiries. As a result, it has recognized a number of provisions against uncertain tax positions based on management’s best estimate of the outcome after taking into consideration all available evidence, and where appropriate, after taking external advice. The tax provisions recorded in the Corporation’s unaudited interim condensed consolidated financial statements in respect of prior years relate to intercompany trading and financing arrangements entered into in the normal course of business and tax audits that are currently in progress with fiscal authorities. Due to the uncertainty associated with such tax items it is possible that at a future date, on resolution of the open tax matters, the final outcome may vary significantly and there is the potential for a material adjustment to the carrying amounts of the liability recorded as a result of this estimation uncertainty.

Critical accounting estimates and judgments

The preparation of the Corporation’s Q3 2019 Financial Statements requires management to make estimates and assumptions concerning the future. It also requires management to exercise its judgment in applying the Corporation’s accounting policies. Estimates and judgments are continuously evaluated and are based on historical experience, general economic conditions, and trends and other factors, including expectations of future events.

Estimates and their underlying assumptions are reviewed on a regular basis and the effects of any changes are recognized immediately. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the Q3 2019 Financial Statements and actual results could differ from the Corporation’s estimates.

The following discussion sets forth for the three and nine months ended September 30, 2019 what management believes to be the most significant estimates and assumptions in determining the value of assets and liabilities and the most significant judgments in applying the Corporation’s accounting policies.

Deferred contingent payments

Management makes judgments and estimates in determining the value of deferred contingent payments that should be recorded as part of the consideration on the date of acquisition and changes in deferred contingent payments payable in subsequent reporting periods. The deferred contingent payment relating to the incremental acquisition of an 18% equity interest in BetEasy is discussed above in key sources of estimation uncertainty and in notes 3 and 14 to the Q3 2019 Financial Statements.

Useful lives of long-lived assets

Estimates are used for each component of an asset’s useful life and are based on an analysis of all pertinent factors including, but not limited to, the expected use of the asset and, in the case of intangible assets, where applicable, contractual provisions that enable the renewal or extension of the asset’s legal or contractual life without substantial cost, as well as renewal history or the expected period of future benefit of the intangible asset. Incorrect estimates of useful lives could result in an increase or decrease in the annual amortization expense and future impairment charges.

Valuation of embedded derivatives

The Senior Notes include certain embedded features allowing the Corporation to redeem the Senior Notes or allowing the holders to require a redemption of the Senior Notes. As previously disclosed, these features were bifurcated from the carrying value of the Senior Notes. Management used estimates, including an implied credit spread of 3.4% as at September 30, 2019 (December 31, 2018 - 4.6%), in determining the fair value of the embedded derivative. See notes 9, 10 and 14 to the Q3 2019 Financial Statements.

Contingent liabilities

The Corporation reviews its legal proceedings following developments in the same at each balance sheet date, considering, among other things: the nature of the litigation, claim or assessment; the legal processes and potential level of damages in the jurisdiction in which the litigation, claim or assessment has been brought; the progress of the case (including progress after the date of the consolidated financial statements but before those statements are issued); the opinions or views of legal counsel and other advisors; experience of similar cases; and any decision of the Corporation’s management as to how it will respond to the litigation, claim or assessment. The Corporation assesses the probability of an outflow of resources to settle the alleged obligation as well as if the outflow can be reliably measured. If these conditions are not met, no provision will be recorded and the relevant facts will be disclosed as a contingent liability. To the extent that the Corporation’s assessments at any time do not reflect subsequent developments or the eventual outcome of any claim, its future consolidated financial statements may be materially affected, with a favorable or adverse impact on the Corporation’s business, financial condition or results of operations.

Determination of lease term

The Corporation’s lease portfolio includes contracts with extension and termination options. These terms are used to maximize operational flexibility with respect to managing such contracts.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

The Corporation reviews the applicable assessment if a significant event or a significant change in circumstances occurs which affects the assessment and that is within the control of the lessee. If the Corporation exercises an extension option (or elects not to exercise a termination option) that was not included in the lease term, this would result in an increase to the right of use asset and lease liability. As at September 30, 2019, the weighted average remaining life of the Corporation’s leases is 4.36 years.

FOX equity option

On May 8, 2019, the Corporation entered into a commercial agreement with FOX Sports (as defined above). See above under “Overview and Outlook—Recent Corporate and Other Developments—Fox Sports Partnership” and note 12 of the Q3 2019 Financial Statements for additional details of the agreement. Prior to the tenth anniversary of the commercial agreement, and subject to certain conditions and applicable gaming regulatory approvals, FOX Sports has the right to acquire up to a 50% equity stake in the Corporation’s U.S. business. In accordance with IFRS 2, Share-based payment based on the judgment of the Corporation's management, this right granted to FOX Sports is considered a contingently cash-settled share-based payment because FOX Sports, subject to receiving regulatory approvals and meeting certain other conditions, has discretion to exercise the right. During the three and nine months ended September 30, 2019, the Corporation recorded $2.0 million and $5.0 million, respectively, to sales and marketing expense in relation to the commercial agreement.

Management has made certain judgments in the recognition and measurement of liabilities in relation to this commercial agreement and associated right of FOX Sports to acquire equity, including its estimate as to the probable method of settlement. The right has been valued using a discounted cash flow model and as it represents a contingently cash-settled share-based payment, will be recorded at fair value each reporting period.

RECENT ACCOUNTING PRONOUNCEMENTS

Amendments to IFRS 9, Financial Instruments, IAS 39, Financial Instruments: Recognition and Measurement and IFRS 7, Financial Instruments: Disclosures

In September 2019, the IASB issued amendments to IFRS 9, Financial Instruments, IAS 39, Financial Instruments: Recognition and Measurement and IFRS 7, Financial Instruments: Disclosures in order to provide relief in respect of the potential impacts to hedge accounting following the uncertainties arising from the impact of the reform on the timing and amount of designated future cash flows. The amendments provide exceptions to the requirements of hedge accounting during this period of uncertainty with the impact being that existing and new hedge accounting designations will be unaffected by the above noted uncertainties. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted. The amendments are mandatory for all hedges within their scope.

The Corporation’s USD First Lien Term Loan and certain of the Swap Agreements are indexed to USD-LIBOR and the Corporation’s EUR First Lien Term Loan is indexed to EURIBOR. The Corporation is monitoring and evaluating the related risks, which include interest payments on the First Lien Term Loans, and amounts received on certain of the Swap Agreements. These risks arise in connection with transitioning contracts to an alternative rate, including any resulting value transfer that may occur. The fair value of the financial instruments tied to USD-LIBOR and EURIBOR could also be impacted if USD-LIBOR and EURIBOR are limited or discontinued. Additional risk exists as the method of transitioning to an alternative reference rate may be challenging, and requires agreement with the respective counterparty about how to make the transition.

If the Corporation’s contracts are not transitioned to alternative reference rates and USD-LIBOR and EURIBOR are discontinued, the impact on our indexed financial instruments is likely to vary by contract. If USD-LIBOR and EURIBOR are discontinued or if the methods of calculating USD-LIBOR and EURIBOR change from their current form, interest rates on our current or future indebtedness may be adversely affected.

While the Corporation expects USD-LIBOR and EURIBOR to be available in substantially their current form until the end of 2021, it is possible that USD-LIBOR and EURIBOR will become unavailable prior to that point. This could result, for example, if sufficient banks decline to make submissions to the USD-LIBOR and EURIBOR administrators. In that case, the risks associated with the transition to an alternative reference rates will be accelerated and magnified.

The Corporation is actively monitoring developments in the IBOR reform project and will negotiate with affected counterparties when alternative rates have been determined.

OFF BALANCE SHEET ARRANGEMENTS

As at September 30, 2019, the Corporation had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Corporation’s financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

OUTSTANDING SHARE DATA

As at November 5, 2019
Common Shares issued and outstanding	287,844,000
Common Shares issuable upon exercise of options	3,628,132
Common Shares issuable upon settlement of other equity-based awards	4,614,254
Total Common Shares on a fully-diluted basis	296,086,386

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as set forth below, there were no material changes or updates to the Corporation’s material legal proceedings or regulatory actions during the three and nine months ended September 30, 2019. For additional information regarding the Corporation’s material legal proceedings and regulatory actions, see the 2018 Annual Reports, particularly under the heading “Legal Proceedings and Regulatory Actions” in the 2018 Annual Information Form, and note 28 to the 2018 Annual Financial Statements.

Kentucky Proceeding

On April 11, 2019, the Kentucky Supreme Court granted discretionary review of the Kentucky Court of Appeals’ ruling in The Stars Group’s favor reversing in its entirety the judgment issued in December 2015 against The Stars Group by the trial court in the previously reported proceeding in Kentucky.

In late-January 2016, pursuant to and in accordance with the procedures set forth in the merger agreement governing the acquisition of Stars Interactive Group in 2014, a subsidiary of The Stars Group submitted a notice of claim to the sellers’ representative and escrow agent seeking indemnification for losses and potential losses caused by breaches under the merger agreement and requesting, among other things, that the escrow agent retain the then-remaining balance of the escrow fund established under the merger agreement in an aggregate amount equal to $300 million. With the exception of the claim relating to the proceeding in Kentucky, all such claims were previously settled and the escrow fund was reduced accordingly. On September 30 2019, The Stars Group and the former owners of Oldford Group settled the remaining disputed claim regarding the proceeding in Kentucky and the escrow agent released the remaining funds to a payment agent designated by the former owners of Oldford Group.

For additional information regarding the proceeding in Kentucky, see above under “Liquidity and Capital Resources—Long-Term Debt—Revolving Facility”, the 2018 Annual Information Form, including under the heading “Legal Proceedings and Regulatory Actions—Kentucky Proceeding” therein, and note 28 to the 2018 Annual Financial Statements.

Foreign Payments Matter

As previously disclosed, the Board, with the involvement of external counsel, is undertaking a review of whether the Corporation or any of its subsidiaries or personnel has made improper payments, directly or through external consultants, to governmental officials in certain jurisdictions outside of Canada and the United States.

This review includes reviewing historic and current operations, reviewing the Corporation’s use of external consultants in foreign markets, and revising internal policies, controls and procedures relating to its global anti-corruption compliance programs. As a result of this review, the Corporation initially voluntarily contacted the Royal Canadian Mounted Police (“RCMP”) in Canada and the Department of Justice (“DOJ”) and Securities Exchange Commission (“SEC”) in the United States in 2016. These authorities are investigating these matters and the Corporation continues to cooperate with them, including, without limitation, by responding to information requests from the RCMP, the DOJ and the SEC, and voluntarily providing records and information to these authorities. This review and cooperation is ongoing.

The Corporation cannot predict at this time the outcome or impact of the government investigations or its own internal review. See the 2018 Annual Information Form under the heading “Risk Factors and Uncertainties—The Stars Group is subject to various laws relating to trade, export controls and foreign corrupt practices, the violation of which could adversely affect its operations, reputation, business, prospects, operating results and financial condition”.

Quebec Class Action

For information regarding the previously reported Quebec Class Action, see the 2018 Annual Information Form, including under the heading “Legal Proceedings and Regulatory Actions” and note 11 of the Q3 2019 Financial Statements.

Preferred Share Conversion Appeal

On September 9, 2019, the Corporation entered into minutes of settlement with respect to the appeal of the Ontario Superior Court of Justice’s prior dismissal of an application by certain holders of Preferred Shares regarding the Corporation’s mandatory conversion of its Preferred Shares in July 2018 (the “Preferred Conversion Matter”). On September 23, 2019, the Court of Appeal for Ontario entered an order dismissing the appeal with prejudice.

For additional information regarding the Preferred Conversion Matter, see the 2018 Annual Information Form, including under the heading “Legal Proceedings and Regulatory Actions”, the Management’s Discussion and Analysis for the three and six months ended June 30, 2019 and note 6 of the Q3 2019 Financial Statements.

DISCLOSURE CONTROLS AND PROCEDURES AND
INTERNAL CONTROL OVER FINANCIAL REPORTING

The applicable rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators require The Stars Group’s certifying officers, the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), to establish and maintain disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as those terms are defined in such rules. In compliance with these rules, the Corporation has filed applicable certifications signed by the CEO and the CFO that, among other things, report on the design of each of DC&P and ICFR.

Disclosure Controls and Procedures

The CEO and CFO have designed DC&P, or have caused them to be designed under their supervision, to provide reasonable assurance that:

•	material information relating to the Corporation is made known to them by others, particularly during the period in which the annual and interim filings are being prepared; and

•
information required to be disclosed in the annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation.

Internal Control Over Financial Reporting

The CEO and CFO have designed ICFR, or have caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Corporation’s accounting and reporting standards.

Changes to Internal Control Over Financial Reporting

During the third quarter of 2019, the Corporation completed its integration of certain processes, systems and controls relating to the operations of Sky Betting & Gaming into the Corporation’s ICFR. As part of this integration, the Corporation believes it implemented new, and strengthened certain existing, processes, systems and controls within Sky Betting & Gaming, and will continue to monitor and assess the same as part of its overall control environment, including in connection with its evaluations of ICFR.

As previously disclosed, during the first quarter of 2019 the Corporation completed its integration of certain processes, systems and controls relating to the operations of BetEasy into the Corporation’s ICFR. During the third quarter of 2019, the Corporation continued to further document and assess certain processes, systems and controls relating to the operations of BetEasy as part of the Corporation’s ICFR. In undertaking this documentation and assessment, the Corporation believes it has strengthened certain existing, processes, systems and controls within BetEasy, and will continue to monitor and assess the same as part of its overall control environment, including in connection with its evaluations of ICFR.

Other than as described above, there has been no change in the Corporation’s ICFR that occurred during the three months ended September 30, 2019 that has materially affected, or is reasonably likely to materially affect, the Corporation’s ICFR.

Limitations on Effectiveness of DC&P and ICFR

In designing and evaluating DC&P and ICFR, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of DC&P and ICFR must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs. See also “Risk Factors and Uncertainties—Risks Related to the Business—If The Stars Group’s internal controls are ineffective, its operating results and market confidence in its reported financial information could be adversely affected” in the 2018 Annual Information Form.

FURTHER INFORMATION

Additional information relating to The Stars Group and its business, including the Q3 2019 Financial Statements, the 2018 Annual Reports and other filings that The Stars Group has made and may make in the future with applicable securities authorities, may be found on or through SEDAR at www.sedar.com, EDGAR at www.sec.gov or The Stars Group’s website at www.starsgroup.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of The Stars Group securities and securities authorized for issuance under equity compensation plans, is also contained in the Corporation’s most recent management information circular for the most recent annual meeting of Shareholders of the Corporation.

In addition to press releases, securities filings and public conference calls and webcasts, The Stars Group intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following The Stars Group’s press releases, securities filings, and public conference calls and webcasts. This list may be updated from time to time.

Toronto, Ontario
November 7, 2019

(Signed) “Brian Kyle”
_____________________
Brian Kyle
Chief Financial Officer